As filed with the Securities and Exchange Commission on April 18, 2007. Registration Statement No. 333-___

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SB-2

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

EQUICAP, INC.
(Exact name of registrant as specified in its charter)

 Nevada
3510
33-0652593

 (State or jurisdiction of
(Primary Standard Industrial
(I.R.S. Employer

 incorporation or organization)
Classification Number)
Identification No.)

10510 Hillsboro Road
Santa Ana, California 92705
904-507-4937
(Address a
nd telephone number of principal executive offices)

Peter Wang, President
Equicap, Inc.
10510 Hillsboro Road
Santa Ana, Cali
fornia 92705
904-507-4937
(Name, address and telephone number of agent for service)

Copies to:
Andrew D. Hudders, Esq.
Graubard Miller
405 Lexington Avenue - 19th Floor
New York, NY 10174
Telephone: (212) 818-8800 (x8614)
Facsimile (212) 818-8881

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As
soon as practicable after the effective date of this Registration Statement.

CALCULATION OF REGISTRATION FEE

 Title of each Class of Securities to be Registered
Amount to be Registered(1)
Proposed Maximum Offering Price Per Share
Proposed Maximum Aggregate Offering Price
Amount of Registration Fee

 Common stock in connection with Securities Purchase Transaction
9,773,969
$
1.25(2
)
$
12,217,461
$
375.08

 common stock underlying Placement Agent Warrants
422,535
$
2.13(3
)
$
899,999.55
$
27.63

  TOTAL
$402.71
(1)	Pursuant to Rule 416, also being registered are such additional securities as may become issuable pursuant to anti-dilution provisions of the placement agent warrants.

(2)
Pursuant to Rule 457(c), the fee is calculated on the basis of the average of the bid and asked prices of the common stock. Notwithstanding the foregoing, the last trade was November 28, 2006, which is the price used for the above calculations.

(3)	Pursuant to Rule 457(g), the fee is based on the exercise price of the placement agent warrants.

__________________

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

i

Information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted or would be unlawful prior to registration or qualification under the securities laws of any state.

SUBJECT TO COMPLETION
PRELIMINARY PROSPECTUS DATED April 18, 2007

EQUICAP, INC.

10,196,504 Shares of common stock

This prospectus covers up to 10,196,504 shares of common stock of Equicap, Inc. that may be offered for resale or otherwise transferred for the account of the selling stockholders, the names of which are set forth under the heading “Selling Stockholders” beginning on page 49.

The shares of common stock are traded on the OTC Bulletin Board under the symbol EQPI:OB. The last sale price of the common stock was $1.25 on November 28, 2006.

Equicap will not receive any proceeds from the sale or other transfer of the shares or interests therein by the selling stockholders. Equicap is registering up to 422,535 shares of common stock for resale that may be issued on exercise of outstanding warrants, and if those warrants are exercised, Equicap will receive up to $899,999.55 in gross proceeds.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 3 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is April ___, 2007

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front page of this prospectus.

Table of Contents

Summary

This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully, paying particular attention to the section entitled Risk Factors.

Generally about us

Equicap, Inc., doing business through its subsidiary, Usunco Automotive Limited (“Usunco”) operates through IBC Automotive Products, Inc. (“IBC”), its wholly-owned subsidiary established under the laws of the State of California, and through Zhejiang ZhongChai Machinery Co., Ltd. (the “ZhongChai JV”), a 75%-owned joint venture established under the laws of the People’s Republic of China (the “PRC” or “China”). Through its two operating subsidiaries, the company is engaged in the development and distribution of automotive parts and diesel engines sourced from China and sold to customers located primarily in China and North America.

Equicap was a public “shell” company with nominal assets until March 9, 2007, when it conducted a share exchange with the equity owners of Usunco (“Share Exchange”) and sold common stock in a private placement with eleven accredited and institutional investors for gross proceeds of $12,000,000. Prior to the Share Exchange, its sole business had been to identify, evaluate and investigate various companies with the intent that, if such investigation warranted, a reverse merger transaction be negotiated and completed pursuant to which the Equicap would acquire a target company with an operating business with the intent of continuing the acquired company’s business as a publicly held entity.

Except as otherwise indicated by the context, references in this document to “Usunco,” “company,” “we,” “us,” or “our” are references to the combined business of Usunco, IBC and the ZhongChai JV. All references to “$” are to the legal currency of the United States.

Our mailing address is at 10510 Hillsboro Road, Santa Ana, California 92705. Our telephone number is 904-507-4937.

Risk Factors

You should carefully consider the risks described below, in conjunction with other information and our consolidated financial statements and related notes included elsewhere in this Form 8-K, before making an investment decision. You should pay particular attention to the fact that we will conduct substantially all of our operations in China and those operations are governed by a legal and regulatory environment that in some respects differ significantly from the environment that may prevail in other countries that you may be familiar with. Our business, financial condition or operating results could be affected materially and adversely by any or all of these risks. The trading price of our common stock could decline due to any or all of these risks, and you may lose all or part of your investment. An investment in our common stock consequently involves a high degree of risk that you should be aware of.

Risks Related to Our Business

More than 90% of our revenue is anticipated to be derived from our distribution of diesel engine and accessories, which we purchase from one single supplier. We have considerable risk related to over reliance on the sole supplier, which could cause significant detrimental consequence to our long term viability.

Most of our revenue is anticipated to be from the distribution of diesel engine products, which we will purchase from Xinchai Holding Group Co., Ltd. and its subsidiary, Xinchai Diesel Engine Co., Ltd. Although Xinchai Holding is our joint venture partner and holds 25% interest in our joint venture distribution company, Zhejiang Zhongchai Machinery Co., Ltd., and such distributorship is based on an exclusive distribution agreement between Xinchai Holding and Zhongchai Machinery, whereby Zhongchai Machinery serves as Xinchai’s sole agent responsible for distribution of all of the latter’s diesel engines and related accessories. We face risks inherent in relying on a single supplier for our most important products which are the basis of more than 90% of our total revenues. If Xinchai Diesel supplies products that are defective or defaults, experiences disruptions in supplying us, or experiences any other events that effect our supply of marketable products, there could be considerable detrimental consequences to our reputation, market image, financial results and long term viability.

Our revenues will decrease if there is less demand for industrial and agricultural equipment or medium and light duty commercial vehicles in which our products are installed.

We sell our major products primarily to manufacturers of industrial and agricultural equipment and of medium and light duty commercial vehicles. If sales of industrial and agricultural equipment or medium and light duty commercial vehicles decrease, then the demand for our major products and our revenues would likewise decrease.

We are and will continue to be under downward pricing pressures on our diesel engine and other engine products from our customers and competitors which may adversely affect our growth, profit margins and net income.

We face continuing downward pricing pressure from our customers and competitors as products similar to ours are sourced in different developing economies, there are new engine manufacturers and products in the market place improve. To retain our existing customers and gain new ones, we must continue to keep our unit prices competitive and possibly improve or expand our product offerings. In view of our need to maintain competitive prices on our products, our growth, profit margins and net income will be affected if we cannot effectively continue to control our sourcing and other costs.

Our contracts with our customers are generally short-term and do not require the purchase of a minimum amount, which may result in periods of time during which we have limited orders for our products.

Our customers generally do not provide us with firm, long-term volume purchase commitments. Although we receive non-committed purchase plans from certain of our customers who have continuing demand for a certain product, these plans provide only purchase forecasts and state terms such as price, payment method, payment period, quality standards and inspection and similar matters rather than provide firm, long-term commitments to purchase products from us. As a result of the absence of long term contracts, we could have periods during which we have no or only limited orders for our products, but will continue to have to pay the costs to maintain our work force and our operating facilities and to service our indebtedness without the benefit of current revenues.

We consistently face short lead times for delivery of products to customers. Failure to meet delivery deadlines in our purchase agreements could result in the loss of customers and damage to our reputation and goodwill.

We often enter into purchase agreements with our customers prior to ordering from our suppliers in order to reduce our risk of customer cancellation. However, these purchase agreements typically contain short lead times for delivery of products, leading to production and manufacturer supply schedules that can reduce our profit margins on the products procured from our suppliers. Our suppliers may lack sufficient capacity at any given time to meet all of our customers’ demands if orders exceed production capacity of levels. We strive for rapid response to customer demand, which can lead to reduced purchasing efficiency and increased procurement costs, therefore reducing margins. If we are unable to sufficiently meet our customers’ demands, we may lose our customers. Moreover, failure to meet customer demands may damage our reputation and goodwill.

If our selling efforts generate rapid growth in demand, we may not be able to respond effectively if our sources of supply or capital are not adequate resulting in lost business opportunity.

If we are successful in our marketing plans and obtaining significant market growth and demand for our products, we will be required to deliver larger volumes of products to our customers. Meeting any substantial demand will require us to increase our need to source a sufficient quality product that meet our customers’ requirements, either from Xinchai Diesel or other sources. Such demand would require our current suppliers, and in particular Xinchai Diesel to expand their production capacities, or require us to secure additional qualified suppliers, and we may require more working capital to support new supply arrangements or additional inventory than we currently have available. The failure to be able to meet demand for our products may result in customers seeking other sources of supply and adversely affect our reputation as a ready and consistent supplier.

We grant relatively long payment terms for accounts receivable which can adversely affect our cash flow.

As is customary in China, we currently grant relatively long payment terms to most of our China based customers (generally 45-60 days for our OEM customers). As a result of the size of many of our orders, these payment terms may adversely affect our cash flow and our ability to fund our operations out of our operating cash flow. In addition, the reserves we establish for our receivables may not prove to be adequate in view of actual levels of bad debts. The failure of our customers to pay us timely would negatively affect our working capital, which could in turn adversely affect our cash flow.

Our customers often place large orders for products, requiring fast delivery, which impacts our working capital. If our customers do not incorporate our products into their products and sell them in a timely fashion, for example, due to excess inventories, sales slowdowns or other issues, they may not pay us in a timely fashion. This failure to pay timely may defer or delay further product orders from us, which may adversely affect our cash flows, sales or income in subsequent periods.

We may not be able to finance the development of new products which could negatively impact our competitiveness.

Our future operating results will depend to some extent on our ability to continue to provide new products that compare favorably on the basis of cost and performance with the products of our competitors. Some of our competitors have design and manufacturing capabilities and technologies that compete well with our products, particularly in markets outside of China. We are currently conducting research and development on a number of new products, activities requiring a substantial outlay of capital. To remain competitive, we must continue to incur significant costs in product development and invest in research and development of new products. These costs may increase, resulting in greater operating expenses. All of these factors create pressures on our working capital and ability to fund our current and future distribution activities and the expansion of our business.

We receive a significant portion of our revenues from a small number of customers which may make it difficult to negotiate attractive prices for our products and exposes us to risks of substantial losses if we lose certain of these customers.

Our five largest customers, including Anhui Heli and Hangzhou Forklift, will account for approximately 60% of our revenues. Dependence on a few customers could make it difficult to negotiate attractive prices for our products and could expose us to the risk of substantial losses if a single dominant customer stops purchasing our products, and in such event, unless we are able to replace a terminating customer, we would suffer a loss of revenue and net income.

Our ability to effectively implement our business strategy depends upon, among other factors, the successful recruitment and retention of additional skilled and experienced management and other key personnel and we cannot assure that we will be able to hire or retain such employees.

We must attract, recruit and retain a sizeable workforce of technically competent management and employees, particularly in the areas of marketing and sales and to some extent technical personnel. These individuals can be difficult to find in China, and as the economy in China expands, there is increasing competition for these types of educated and trained workers. We cannot assure that we will be able to find, hire or retain such management persons and employees, or even if we are able to so hire such persons, that the financial costs therefrom may have an adverse affect our net income.

Our business depends on our ability to protect and enforce our intellectual property effectively which may be difficult particularly in China.

The success of our business depends in measure on the legal protection of proprietary rights in technology we hold. We protect our proprietary rights in our products and operations through contractual obligations, including nondisclosure agreements. If these contractual measures fail to protect our proprietary rights, any advantage those proprietary rights provide us would be negated.

Monitoring infringement of intellectual property rights is difficult, and we cannot be certain that the steps we have taken will prevent unauthorized use of our intellectual property and know-how, particularly in China and other countries in which the laws may not protect our proprietary rights as fully as the laws of the United States. Accordingly, other parties, including competitors, may duplicate our products using our proprietary technologies. Pursuing legal remedies against persons infringing our patents or otherwise improperly using our proprietary information is a costly and time consuming process that would divert management’s attention and other resources from the conduct of our other business, and could cause delays and other problems with the marketing and sales of our products, as well as delays in deliveries.

It may be difficult to find or integrate acquisitions which could have an adverse effect on our expansion plans.

Although we have no commitments or agreements for any acquisitions at this time, a component of our growth strategy is to invest in or establish strategic alliances such as joint ventures with other companies, or acquire companies or divisions of companies that design, manufacture or distribute complementary products such as other sizes or designs of diesel engines or automotive parts. We may be unable to identify suitable investment or acquisition candidates or to make these investments, alliances or acquisitions on a commercially reasonable basis, if at all. If we complete an investment, alliance or acquisition, we may not realize the anticipated benefits from the transaction.

Integrating an acquired company is complex, distracting and time consuming, as well as a potentially expensive process. The successful integration of an acquisition would require us to:

•	integrate and retain key management, sales, research and development, and other personnel;

•	incorporate the acquired products or capabilities into our offerings both from an engineering and sales and marketing perspective;

•	coordinate research and development efforts;

•	integrate and support pre-existing supplier, distribution and customer relationships; and

•	consolidate duplicate facilities and functions and combine back office accounting, order processing and support functions.

The geographic distance between the companies, the complexity of the technologies and operations being integrated and the disparate corporate cultures being combined may increase the difficulties of combining an acquired company. Acquired businesses are likely to have different standards, controls, contracts, procedures and policies, making it more difficult to implement and harmonize company-wide financial, accounting, billing, information and other systems. Management’s focus on integrating operations may distract attention from our day-to-day business and may disrupt key research and development, marketing or sales efforts.

With the diesel engine industry being fragmented and many of our competitors having greater resources than we do, we may not be able to compete successfully.

The diesel engine industry in China is fragmented, and markets for industrial and agricultural equipment and automobiles are competitive. Criteria for our customers and potential customers include:

•	Quality;

•	Price/cost competitiveness;

•	Product performance;

•	Reliability and timeliness of delivery;

•	New product and technology development capability;

•	Degree of global and local presence;

•	Effectiveness of customer service; and

•	Overall management capability.

Depending on the particular product market (OEM or aftermarket) and geographic market, the number of our competitors varies significantly. Many of our competitors have substantially greater revenues and financial resources than we do, as well as stronger brand names, consumer recognition, business relationships with industrial and agricultural equipment and automotive manufacturers, and geographic presence than we have, especially where we intend to enter a new application domain or geographic market. We may not be able to compete favorably and increased competition may substantially harm our competitive position.

Internationally, we face different market dynamics and competition. We may not be as successful as our competitors in generating revenues in international markets due to the lack of recognition of our brands, products or other factors. Developing product recognition overseas is expensive and time-consuming and our international expansion efforts may be more costly and less profitable than we expect. If we are not able to execute our business expansion in our target markets, our sales could decline, our margins could be negatively impacted and we could lose market share.

The cyclical nature of industrial and agricultural equipment and medium and light duty commercial vehicle production and sales could result in a reduction in diesel engine sales, which could adversely affect our financial liquidity.

Our sales to OEMs rely on industrial and agricultural equipment and medium and light duty commercial vehicle production and sales by our customers, which are highly cyclical and depend on general economic conditions and other factors, including consumer spending and preferences. They also can be affected by government policies, labor relations issues, regulatory requirements, and other factors, which could give rise to fluctuations in the demand for our products.

Increasing costs of goods from our suppliers as a result of increasing costs for manufactured components and raw materials may adversely affect our profitability.

A broad range of manufactured components and raw materials are used in production of diesel engines, including castings, electronic components, finished sub-components, molded plastic parts, fabricated metal, aluminum and steel, and resins. Our supplier may increase diesel engine prices as a result of increasing prices for components and raw materials. Because it may be difficult for us to pass the increased costs on to our customers, a significant increase in the prices of our purchased goods could materially increase our operating costs and adversely affect our profit margins and profitability.

We may be subject to product liability and warranty and recall claims, which may increase the costs of doing business and adversely affect our financial condition and liquidity.

We face an inherent business risk of exposure to product liability and warranty claims if our products actually or allegedly fail to perform as expected or the use of our products results, or is alleged to result, in bodily injury and/or property damage. We may be exposed to potential liability even if we have product liability insurance. We cannot ensure you that we will not incur significant costs to defend these claims or that we will not experience any product liability losses in the future. In addition, if any of our designed products are or are alleged to be defective, we may be required to participate in a recall of such products. We cannot assure you that the future costs associated with providing product warranties and/or bearing the cost of repair or replacement of our products will not have an adverse effect on our financial condition and liquidity.

We are subject to environmental and safety regulations, which may increase our compliance costs.

We are subject to the requirements of environmental and occupational safety and health laws and regulations in China and other countries where we sell our products. To the extent that we expect to expand our operations into other geographic areas, we will become subject to such laws and regulations of those countries as well. We cannot provide assurance that we have been or will be at all times in full compliance with all of these requirements, or that we will not incur material costs or liabilities in connection with these requirements. The capital requirements and other expenditures that may be necessary to comply with environmental requirements could increase and become a material expense of doing business.

Our commercial viability depends significantly on our ability to operate without infringing the patents and other proprietary rights of third parties.

In the event that our technologies infringe or violate the patent or other proprietary rights of third parties, we may be prevented from pursuing product development, commercialization or distribution of our products that utilize such technologies. There may be patents held by others of which we are unaware that contain claims that our products or operations infringe. In addition, given the complexities and uncertainties of patent laws, there may be patents of which we know that we may ultimately be held to infringe, particularly if the claims of the patent are determined to be broader than we believe them to be. As a result, avoiding patent infringement may be difficult.

If a third party claims that we infringe its patents, any of the following may occur:

•	we may become liable for substantial damages for past infringement if a court decides that our technologies infringe upon a competitor’s patent;

•
a court may prohibit us from selling or licensing our product without a license from the patent holder, which may not be available on commercially acceptable terms or at all, or which may require us to pay substantial royalties or grant cross-licenses to our patents; and

•	we may have to redesign our product so that it does not infringe upon others’ patent rights, which may not be possible or could require substantial funds or time.

In addition, employees, consultants, contractors, suppliers and others may use the trade secret information of others in their work for us or disclose our trade secret information to others. Either of these events could lead to disputes over the ownership of inventions derived from that information or expose us to potential damages or other penalties. If any of these events occurs, our business will suffer and the market price of our common stock will likely decline.

Our international expansion plans subject us to risks inherent in doing business internationally, such as protectionist limitations, higher sales costs and additional importation taxes, all of which would affect our profitability.

Our long-term business strategy relies on the expansion of our international sales outside China by targeting markets, such as Europe and the United States. Risks affecting our international expansion include challenges caused by distance, language and cultural differences, conflicting and changing laws and regulations, international import and export legislation, trading and investment policies, foreign currency fluctuations, the burdens of complying with a wide variety of laws and regulations, protectionist laws and business practices that favor local businesses in some countries, foreign tax consequences, higher costs associated with doing business internationally, restrictions on the export or import of technology, difficulties in staffing and managing international operations, trade and tariff restrictions, and variations in tariffs, quotas, taxes and other market barriers. These risks could harm our international expansion efforts, which could in turn materially and adversely affect our business, operating results and financial condition.

Risks Related to Management

We do not intend to pay dividends on shares of our common stock in the foreseeable future.

We have never paid cash dividends on our common stock. Our current board of directors does not anticipate that we will pay cash dividends in the foreseeable future. Instead, we intend to retain future earnings for reinvestment in our business and/or to fund future acquisitions. Determination of net income under PRC accounting standards and regulations may differ from determination under U.S. GAAP in significant aspects, such as the use of different principles for recognition of revenues and expenses. Under PRC law, our PRC joint venture is required to set aside a portion of its net income each year to fund designated statutory reserve funds. Therefore, there may be limitations on the availability of cash for the payment of dividends.

The management persons own a controlling interest in the company and will be able to control management decisions thereby limiting the ability of the public shareholders to influence the corporate direction and affairs.

The management persons hold approximately 14,177,989 shares, representing approximately 50.3% of the issued and outstanding shares. As such, they have the ability to exert control over the business affairs of the company, including the ability to delay or prevent a change in our corporate control even if our other stockholders wanted it to occur. These stockholders will be able to exercise significant control over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. This could delay or prevent an outside party from acquiring or merging with us even if our other stockholders wanted it to occur.

We currently have only one independent director and there is no assurance that any additional independent directors will be appointed or what their qualifications may be if they are appointed.

We currently have only one independent director, Mr. Haining Liu. We plan to appoint a number of additional independent directors which in aggregate will constitute a majority of our board of directors before our common stock is listed on a national securities exchange or NASDAQ, but we may not be able to identify independent directors qualified to be on our board.

We may be exposed to potential risks relating to our internal controls over financial reporting and our ability to have those controls attested to by our independent auditors.

As directed by Section 404 of the Sarbanes-Oxley Act of 2002 or SOX 404, the Securities and Exchange Commission adopted rules requiring public companies to include a report of management on the company’s internal controls over financial reporting in their annual reports, including Form 10-K or 10-KSB. In addition, the independent registered public accounting firm auditing a company’s financial statements must also attest to and report on management’s assessment of the effectiveness of the company’s internal controls over financial reporting as well as the operating effectiveness of the company’s internal controls. We were not subject to these requirements for the fiscal year ended June 30, 2006, accordingly, we have not evaluated our internal control systems in order to allow our management to report on, and our independent auditors to attest to, our internal controls as required by these requirements of SOX 404. Under current law, we may be subject to these requirements beginning with our annual report for the fiscal year ending June 30, 2007. We can provide no assurance that we will meet all of the requirements imposed thereby. There can be no assurance that we will receive a positive attestation from our independent auditors. In the event there are significant deficiencies or material weaknesses identified in our internal controls, and we cannot remediate in a timely manner, we may not be able to receive a positive attestation from our independent auditors with respect to our internal controls, investors and others may lose confidence in the reliability of our financial statements.

Compliance with the Sarbanes-Oxley act could cost hundreds of thousands of dollars, require additional personnel and require hundreds of man hours of effort, and there can be no assurance that we will have the personnel, financial resources or expertise to comply with these regulations.

The US Public company Accounting Reform and investor Protection Act of 2002, better known as Sarbanes-Oxley, is the most sweeping legislation to affect publicly traded companies in 70 years. Sarbanes-Oxley created a set of complex and burdensome regulations. Compliance with such regulations requires hundreds of thousands of dollars, additional personnel and hundreds of man hours of effort. There can be no assurance that we will have the personnel, financial resources or expertise to comply with these regulations.

Although individual members of our management team have experience as officers of publicly-traded companies, much of that experience came prior to the adoption of the Sarbanes-Oxley Act of 2002. It may be time consuming, difficult and costly for us to develop and implement the internal controls and reporting procedures required by Sarbanes-Oxley after the Share Exchange. We may need to hire additional financial reporting, internal controls and other finance staff in order to develop and implement appropriate internal controls and reporting procedures. If we are unable to meet Sarbanes-Oxley’s internal controls requirements, we may not be able to obtain the independent accountant certifications that Sarbanes-Oxley Act requires publicly-traded companies to obtain.

Risks Related to Doing Business in China

We are subject to the risks associated with doing business in the People’s Republic of China.

Our principal operating subsidiary, Zhejiang Zhongchai Machinery Co., Ltd., is a Sino-foreign joint venture organized under the laws of the PRC.

As most of our operations are conducted and most of our assets are located in China, and we anticipate that China will continue to be our primary sales base in the near future, we are subject to special considerations and significant risks not typically associated with companies operating in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environments and foreign currency exchange. Our results may be adversely affected by changes in the political and social conditions in China, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.

Although the majority of productive assets in China are owned by the Chinese government, in the past several years the government has implemented economic reform measures that emphasize decentralization and encourage private economic activity. Because these economic reform measures may be inconsistent or ineffectual, there are no assurances that:

•	We will be able to capitalize on economic reforms;

•	The Chinese government will continue its pursuit of economic reform policies;

•	The economic policies, even if pursued, will be successful;

•	Economic policies will not be significantly altered from time to time; and

•	Business operations in China will not become subject to the risk of nationalization.

Economic reform policies or nationalization could result in a total investment loss in our common stock.

Since 1979, the Chinese government has reformed its economic systems. Because many reforms are unprecedented or experimental, they are expected to be refined and improved. Other political, economic and social factors, such as political changes, changes in the rates of economic growth, unemployment or inflation, or in the disparities in per capita wealth between regions within China, could lead to further readjustment of the reform measures. This refining and readjustment process may negatively affect our operations.

Over the last few years, China’s economy has registered a high growth rate. Recently, there have been indications that rates of inflation have increased. In response, the Chinese government has taken measures to curb this excessively expansive economy. These measures include restrictions on the availability of domestic credit, reducing the purchasing capability of certain of its customers, and limited re-centralization of the approval process for purchases of some foreign products. The Chinese government may adopt additional measures to further combat inflation, including the establishment of freezes or restraints on certain projects or markets. These measures may adversely affect our manufacturing operations.

To date, reforms to China’s economic system have not adversely impacted our operations and are not expected to adversely impact operations in the foreseeable future. However, we cannot assure you that the reforms to China’s economic system will continue or that we will not be adversely affected by changes in China’s political, economic, and social conditions and by changes in policies of the Chinese government, such as changes in laws and regulations, measures which may be introduced to control inflation and changes in the rate or method of taxation.

On November 11, 2001, China signed an agreement to become a member of the World Trade Organization (“WTO”), the international body that sets most trade rules, further integrating China into the global economy and significantly reducing the barriers to international commerce. China’s membership in the WTO was effective on December 11, 2001. China has agreed upon its accession to the WTO to reduce tariffs and non-tariff barriers, remove investment restrictions and provide trading and distribution rights for foreign firms. The tariff rate reductions and other enhancements will enable us to develop better investment strategies. In addition, the WTO’s dispute settlement mechanism provides a credible and effective tool to enforce members’ commercial rights. Also, with China’s entry to the WTO, it is believed that the relevant laws on foreign investment in China will be amplified and will follow common practices.

The legal authorities in China are in the process of evaluating heretofore tax and fee benefits provided to foreign investors and companies to encourage development within the country such that these benefits may be lessened or removed with the consequence that expenses may rise impacting margins and net income.

The legal authorities are evaluating tax and fee benefits that have been available to foreign investors and companies operating in China and tax holidays for new enterprises. In the near term, there will be changes that substantially reduce or eliminate many, if not all, the tax and other governmental fee advantages that heretofore have been available to foreign entities and newly created entities whether or not such new entities are foreign. The goal is to institute greater equalization of tax and government fee treatment of all corporate and similar entities organized and operating in China. China is being encouraged to create this more equal treatment because of its WTO obligations and public opinion within China. There may be phase-ins of various taxes and fees for entities that currently benefit from either no or lower tax rates and fees compared to wholly Chinese companies and entities, but there can be no assurance of this. Even if there are phase-in periods, the length of such periods is not known. There may also be extended tax benefits for certain industries. Overall, it is expected that the cost of operating in China will increase for those companies and entities that have had various tax and fee advantages in the past. As a result, Usunco, a company which has had and expected to have benefits from some forms of preferential tax and fee rates, expects that in the near term certain of its costs will increase which may have an adverse impact on operating margins and will have an impact on net income.

The Chinese legal system is not fully developed and has inherent uncertainties that could limit the legal protections available to investors.

The Chinese legal system is a system based on written statutes and their interpretation by the Supreme People’s Court. Prior court decisions may be cited for reference but have limited legal precedents. Since 1979, the Chinese government has been developing a comprehensive system of commercial laws, and considerable progress has been made in introducing laws and regulations dealing with economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade. Two examples are the promulgation of the Contract Law of the People’s Republic of China to unify the various economic contract laws into a single code, which went into effect on October 1, 1999, and the Securities Law of the People’s Republic of China, which went into effect on July 1, 1999. However, because these laws and regulations are relatively new, and because of the limited volume of published cases and their non-binding nature, interpretation and enforcement of these laws and regulations involve uncertainties. In addition, as the Chinese legal system develops, changes in such laws and regulations, their interpretation or their enforcement may have a material adverse effect on our business operations.

Enforcement of regulations in China may be inconsistent.

Although the Chinese government has introduced new laws and regulations to modernize its securities and tax systems on January 1, 1994, China does not yet possess a comprehensive body of business law. As a result, the enforcement, interpretation and implementation of regulations may prove to be inconsistent and it may be difficult to enforce contracts.

We may experience lengthy delays in resolution of legal disputes.

As China has not developed a dispute resolution mechanism similar to the Western court system, dispute resolution over Chinese projects and joint ventures can be difficult and we cannot assure you that any dispute involving our business in China can be resolved expeditiously and satisfactorily.

Impact of the United States Foreign Corrupt Practices Act on our business.

We are subject to the United States Foreign Corrupt Practices Act, which generally prohibits United States companies from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. Foreign companies, including some that may compete with us, are not subject to these prohibitions. Corruption, extortion, bribery, pay-offs, theft and other fraudulent practices occur from time-to-time in mainland China. We have attempted to implement safeguards to prevent and discourage such practices by our employees and agents. We cannot assure you, however, that our employees or other agents will not engage in such conduct for which we might be held responsible. If our employees or other agents are found to have engaged in such practices, we could suffer severe penalties and other consequences that may have a material adverse effect on our business, financial condition and results of operations.

It may be difficult to serve us with legal process or enforce judgments against our management or us.

Most of our assets are located in China. In addition, some of our directors and officers are non-residents of the United States, and all, or substantial portions of the assets of such non-residents, are located outside the United States. As a result, it may not be possible to effect service of process within the United States upon such persons. Moreover, there is doubt as to whether the courts of China would enforce:

•	Judgments of United States courts against us, our directors or our officers based on the civil liability provisions of the securities laws of the United States or any state; or

•	Original actions brought in China relating to liabilities against non-residents or us based upon the securities laws of the United States or any state.

The Chinese government could change its policies toward private enterprise or even nationalize or expropriate it, which could result in the total loss of your investment.

Our business is subject to significant political and economic uncertainties and may be adversely affected by political, economic and social developments in China. Over the past several years, the Chinese government has pursued economic reform policies including the encouragement of private economic activity and greater economic decentralization. The Chinese government may not continue to pursue these policies or may significantly alter them to our detriment from time to time with little, if any, prior notice. Changes in policies, laws and regulations or in their interpretation or the imposition of confiscatory taxation, restrictions on currency conversion, restrictions or prohibitions on dividend payments to stockholders, devaluations of currency or the nationalization or other expropriation of private enterprises could have a material adverse effect on our business. Nationalization or expropriation could even result in the total loss of our investment in China and in the total loss of your investment.

Our primary source of funds for dividend and other distributions from our operating subsidiary in China is subject to various legal and contractual restrictions and uncertainties as well as the practice of such subsidiary in declaring dividends, and our ability to pay dividends or make other distributions to our shareholders is negatively affected by those restrictions, uncertainties and dividend practices.

We conduct our core business operations mainly through our PRC joint venture. As a result, our profits available for distribution to our shareholders are dependent on the profits available for distribution from our PRC joint venture. Under current PRC law, our PRC joint venture is regarded as a foreign-invested enterprise in China. Although dividends paid by foreign invested enterprises are not subject to any PRC corporate withholding tax, PRC law permits payment of dividends only out of net income as determined in accordance with PRC accounting standards and regulations. Determination of net income under PRC accounting standards and regulations may differ from determination under U.S. generally accepted accounting principles in significant aspects, such as the use of different principles for recognition of revenues and expenses. Under PRC law, our PRC joint venture is required to set aside 10% of its net income each year to fund a designated statutory reserve fund until such funds reach 50% of registered share capital. These reserves are not distributable as cash dividends. As a result, our primary internal source of funds for dividend payments is subject to these and other legal and contractual restrictions and uncertainties, which in turn may limit or impair our ability to pay dividends to our shareholders although we do not presently anticipate paying any dividends. Moreover, any transfer of funds from us to our PRC joint venture, either as a shareholder loan or as an increase in registered capital, is subject to registration with or approval by PRC governmental authorities. These limitations on the flow of funds between us and our PRC joint venture could restrict our ability to act in response to changing market conditions. Additionally to date, our PRC Joint Venture has not distributed any profits and does not anticipate doing so for the near term.

If relations between the United States and China worsen, our stock price may decrease and we may have difficulty accessing U.S. capital markets.

At various times during recent years, the United States and China have had significant disagreements over political and economic issues. Controversies may arise in the future between these two countries. Any political or trade controversies between the United States and China, whether or not directly related to our business, could adversely affect the market price of our common stock and our ability to access U.S. capital markets.

Foreign Exchange Control Risks

Fluctuations in the value of the Chinese Renminbi relative to foreign currencies could affect our operating results.

Substantially all our revenues and expenses are currently denominated in the Chinese Renminbi. However, we use the United States dollar for financial reporting purposes. The value of Chinese Renminbi against the United States dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The Chinese government recently announced that it is valuing the exchange rate of the Chinese Renminbi against a number of currencies, rather than just exclusively to the United States dollar. Although the Chinese government has stated its intention to support the value of the Chinese Renminbi, we cannot assure you that the government will not revalue it. As our operations are primarily in China, any significant revaluation of the Chinese Renminbi may materially and adversely affect our cash flows, revenues and financial condition. For example, to the extent that we need to convert United States dollars into Chinese Renminbi for our operations, appreciation of this currency against the United States dollar could have a material adverse effect on our business, financial condition and results of operations. Conversely, if we decide to convert our Chinese Renminbi into United States dollars for other business purposes and the United States dollar appreciates against this currency, the United States dollar equivalent of the Chinese Renminbi we convert would be reduced. To date, we have not engaged in any hedging transactions in connection with our operations.

The PRC government imposes control over the conversion of the Chinese Renminbi into foreign currencies. Under the current unified floating exchange rate system, the People’s Bank of China publishes an exchange rate, which we refer to as the PBOC exchange rate, based on the previous day’s dealings in the inter-bank foreign exchange market. Financial institutions authorized to deal in foreign currency may enter into foreign exchange transactions at exchange rates within an authorized range above or below the PBOC exchange rate according to market conditions.

Pursuant to the Foreign Exchange Control Regulations of the PRC issued by the State Council which came into effect on April 1, 1996, and the Regulations on the Administration of Foreign Exchange Settlement, Sale and Payment of the PRC which came into effect on July 1, 1996, regarding foreign exchange control, conversion of Renminbi into foreign exchange by Foreign Investment Enterprises, or FIEs for use on current account items, including the distribution of dividends and profits to foreign investors, is permissible. FIEs are permitted to convert their after-tax dividends and profits to foreign exchange and remit such foreign exchange to their foreign exchange bank accounts in the PRC.

Conversion of Renminbi into foreign currencies for capital account items, including direct investment, loans, and security investment, is still subject to certain restrictions. On January 14, 1997, the State Council amended the Foreign Exchange Control Regulations and added, among other things, an important provision, which provides that the PRC government shall not impose restrictions on recurring international payments and transfers under current account items.

Enterprises in the PRC (including FIEs) which require foreign exchange for transactions relating to current account items, may, without approval of the State Administration of Foreign Exchange, or SAFE, effect payment from their foreign exchange account or convert and pay at the designated foreign exchange banks by providing valid receipts and proofs.

Convertibility of foreign exchange in respect of capital account items, such as direct investment and capital contribution, is still subject to certain restrictions, and prior approval from the SAFE or its relevant branches must be sought.

Risks Related to Our common stock

An active trading market for Equicap’s common stock may not develop or be sustained.

Currently, there is very little trading in our common stock. Equicap intends to use its commercially reasonable efforts to have its shares of common stock commence quotation on NASDAQ Capital Markets (“NASDAQ”) or continue the listing on the Over-the-Counter Bulletin Board (“OTC BB”). However, there can be no assurance as to when and if the shares of common stock will become quoted on NASDAQ. Even if the shares of common stock are quoted on either venue, there can be no assurance that an active trading market will develop for such shares. If an active public trading market does not develop or continue, you may have limited liquidity and may be forced to hold your investment in the company for an indefinite period of time. Further, the prices and volume of trading in the common stock may be adversely affected if its securities are not listed or quoted.

The offering price of the common stock in connection with the offering was arbitrary and the stock price may decline after the Share Exchange.

The offering price of the common stock in the private placement consummated March 9, 2007offering was determined by negotiations between the Usunco management, vFinance Investment, Inc., as placement agent, and some of the investors, and was not based on any objective criteria of value. The price per share in the offering does not bear any direct relationship to the company assets, net worth, book value (loss) per share or net loss. Accordingly, the stock price may suffer a decline from the price paid by investors.

There may be substantial sales of the common stock by existing stockholders and by the selling security holders who purchased shares in the offering consummated March 9, 2007 which could cause the price of the stock to fall.

Future sales of substantial amounts of the common stock in the public market, if one develops, or the perception that such sales might occur due to the various registration rights, could cause the market price of its common stock to decline and could impair the value of an investment in the common stock and its ability to raise equity capital in the future. As of April 18, 2007, Equicap had 28,169,013 shares of common stock outstanding, of which 185,550 shares may be sold immediately without restriction and up to 9,773,969 shares subject to immediate registration rights. Of these shares, 8,450,704 have a cost basis of approximately $1.42 and approximately 1,061,632 have a cost basis of less than $1.42. There can be no assurance that the shares of common stock subject to registration rights will become registered under the Securities Act. The sales of common stock by the stockholders having registration rights or even the appearance that such holders may make such sales once a registration statement becomes effective may depress any trading market that develops.

If the Equicap common stock is traded, it expects that the stock will be subject to the “penny stock” rules for the foreseeable future.

Equicap is subject now and expects in the future to be subject to the SEC’s “penny stock” rules if its common stock sells below $5.00 per share. Penny stocks generally are equity securities with a price of less than $5.00. The penny stock rules require broker-dealers to deliver a standardized risk disclosure document prepared by the SEC which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer must also provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson, and monthly account statements showing the market value of each penny stock held in the customer’s account. The bid and offer quotations, and the broker-dealer and salesperson compensation information must be given to the customer orally or in writing prior to completing the transaction and must be given to the customer in writing before or with the customer’s confirmation.

In addition, the penny stock rules require that prior to a transaction, the broker and/or dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. The penny stock rules are burdensome and may reduce purchases of any offerings and reduce the trading activity for the common stock. As long as the common stock is subject to the penny stock rules, the holders of its shares may find it more difficult to sell their securities.

Equicap’s articles of incorporation authorize the issuance of shares of preferred stock, the rights, preferences, designations and limitations of which may be set by the board of directors.

Equicap’s articles of incorporation have authorized issuance of up to 10,000,000 shares of preferred stock in the discretion of its board of directors. Any undesignated shares of preferred stock may be issued by the Equicap board of directors; no further shareholder action is required. If issued, the rights, preferences, designations and limitations of such preferred stock would be set by the board of directors and could operate to the disadvantage of the outstanding common stock. Such terms could include, among others, preferences as to dividends and distributions on liquidation, or could be used to prevent possible corporate takeovers.

Because we became public by means of a “reverse merger”, we may not be able to attract the attention of major brokerage firms.

Additional risks may exist since we will become public through a “reverse merger.” Securities analysts of major brokerage firms may not provide coverage of us since there is little incentive to brokerage firms to recommend the purchase of our common stock. No assurance can be given that brokerage firms will want to conduct any secondary offerings on behalf of our company in the future.

Share Exchange and Private Placement

Share Exchange

Equicap and Usunco entered a Share Exchange Agreement on March 7, 2007 which was consummated on March 9, 2007. Under the terms of the Exchange Agreement, Equicap acquired all the outstanding equity securities of Usunco in exchange for 18,323,944 shares of common stock of Equicap, and thereby Equicap acquired Usunco as a wholly-owned subsidiary. It is contemplated that Equicap will hold a stockholders meeting to change the name of the company at some point in the future to reflect the acquisition of Usunco.

Prior to the Share Exchange, Equicap was a shell company with nominal assets and operations. Its sole business purpose was to identify, evaluate and complete a business combination with an operating company. Equicap is a reporting company under Section 12(g) of the Securities Exchange Act of 1934, as amended and is current in its reporting under the Exchange Act.

Each share of Equicap issued in the exchange to the former shareholders of Usunco is restricted stock, and the holder thereof may not sell, transfer or otherwise dispose of such shares without registration under the Securities Act of 1933, as amended, or an available exemption therefrom. No registration statement covering these securities has been filed with the Securities and Exchange Commission or with any state securities commission. In addition, some of these shares are subject to lock up agreements and a pledge of shares for the benefit of the investors in the offering, described below, and none of these persons have registration rights.

The Exchange Agreement provides that the principal shareholders of Equicap immediately before the Share Exchange will have piggy-back and demand registration rights as provided in a registration rights agreement executed with the investors in the offering. There can be no assurance that the shares of Equicap common stock held by such persons will become registered under the Securities Act.

Upon execution of the Exchange Agreement, Mr. Peter Wang was appointed a director and the president of Equicap. Mr. Thomas W. Colligan, the sole officer and director of Equicap before the Share Exchange, submitted his resignation letter resigning from all executive offices, effective on March 9, 2007 and with respect to his position as a director, effective on March 29, 2007

In connection with the Exchange Agreement, Equicap engaged Fountainhead Capital Partners Limited, to act as a financial advisor for Equicap in connection with the Share Exchange. At the closing of the Share Exchange, Fountainhead was paid an advisory fee of $450,000.

In connection with the Share Exchange, vFinance Investments, Inc., for advice in connection with the Share Exchange, was issued 161,633 shares of common stock as compensation. These shares have registration rights which are described under the “Description of Securities.”

Since the former shareholders of Usunco own approximately 65% of the shares of common stock of Equicap, the former shareholders of Usunco have control over Equicap. As a result, Usunco is deemed to have been the acquiring company in the Share Exchange for accounting purposes, the Share Exchange transaction is treated as a reverse acquisition with Usunco as the acquirer and Equicap. as the acquired party.

Conversion of Convertible Note of Equicap

Equicap and Fountainhead Capital Partners Limited entered into a convertible note on September 30, 2006, the principal of which was for working capital and discharge of accrued payables of Equicap. As part of the Share Exchange, Fountainhead agreed to convert the outstanding principal and accrued interest of approximately $100,000 into 702,132 shares of common stock, contingent on the closing of the Share Exchange. Upon the conversion, the note was cancelled. The shares were issued on the basis that Fountainhead is an accredited investor, under Section 4(2) of the Securities Act. As such the shares being received on conversion are restricted stock. Equicap has agreed to register the shares issued in the conversion. Equicap will also take such action to make Rule 144 available for the resale of the shares issued on conversion, the extent permitted by the securities laws.

Private Placement Offering

As a condition to the Share Exchange, Equicap and Usunco conducted a private placement offering of its common stock to accredited, institutional investors in which Equicap raised gross proceeds of $12 million (“Offering”) from 11 investors. The Offering was a condition to the Share Exchange, and the Share Exchange was contingent on the Offering funds being in escrow prior to closing.

Equicap sold common stock for gross proceeds of $12,000,000 in the Offering. After commissions and expenses related to the Offering and the $450,000 advisory fee payable to Fountainhead, Equicap received net proceeds of approximately $10,400,000 in the Offering. The investors were issued an aggregate of 8,450,704 shares of common stock, representing approximately 30% of the issued and outstanding common stock of Equicap. The price per share of common stock was $1.42.

vFinance Investment, Inc. was the exclusive placement agent for the Offering. For their services as placement agent, Equicap paid vFinance a fee equal to approximately $983,000. Equicap also paid vFinance expenses of approximately $120,000. In addition, Equicap issued to vFinance a five-year warrant to purchase an aggregate of 422,535 shares of common stock at an exercise price of $2.13 per share (“Agent Warrant”). The warrant vests over a three-year period and terminates March 6, 2012.

In connection with the Offering, Equicap granted registration rights to the investors and the holders of the Agent Warrant, and provided for registration rights for certain former principal shareholders of Equicap through piggy-back rights for their respective shares of common stock. Equicap entered into one registration rights agreement with the aforementioned persons. Equicap agreed to register the resale of the 8,450,704 shares of common stock issued to investors in the Offering, the 161,633 shares of common stock issued to vFinance, the 422,535 shares of common stock underlying the Agent Warrant and the 1,161,632 shares held by the former principal shareholders of Equicap. In addition, if the make good shares are distributed to the investors, Equicap will be obligated to register these shares in addition. If any of the above shares are not eligible for registration because of the rules and regulations of the Securities and Exchange Commission, when they are eligible for registration, Equicap will be obligated to take such action to have them registered for resale by the holder by filing successive registration statements. The initial registration statement for resale the common shares must be filed by Equicap within 45 days of the closing date of the Offering and achieve its effectiveness within 150 days of the closing date of the Offering, and if these actions are not achieved by those dates then Equicap must pay each of, and only, the investors 1% of the share purchase price paid by such investor for each month thereafter that the investors cannot publicly sell the shares of common stock covered by that registration statement The same penalties for the failure to file or have declared effective a registration statement within the stated time periods and maintain its effectiveness also apply to the subsequent required registration statements. The maximum penalties under the liquidated damages provision payable to the investors is 10% of the share purchase price paid by the investors in the Offering. The above timing and number of shares are subject to various conditions, and the registration statements are subject to the rules and regulations of the SEC and the staff interpretations thereof. The registration statements required for the investors and vFinance under the registration rights agreement must be kept effective until all the shares of these parties are sold or may be sold without limitation under Rule 144k.

The former principal shareholders of Equicap who have piggy-back rights also have a demand registration right after all the shares of the investors and vFinance have either been sold or may be sold without limitation under Rule 144k. The company is obliged to keep this registration statement effective until all the shares have been sold or are eligible for sale under Rule 144k.

Equicap has agreed with the investors to engage an investor relations firm within 30 days of the closing of the Offering from one of several companies identified in the Securities Purchase Agreement of the investors.

Equicap has agreed to put in place an independent board of directors, as defined under the NASDAQ Marketplace Rules, consisting of a minimum of five members. This is to be achieved within 150 days of the closing. The board of directors of Equicap will consult with its company counsel to ensure that the board’s determinations are consistent with those rules and all relevant securities and other laws and regulations regarding the independence of directors. The NASDAQ listing standards define an “independent director” generally as a person, other than an officer of the company, who does not have a relationship with the company that would interfere with the director’s exercise of independent judgment. Currently, Mr. Haining Liu will qualify as an independent director.

Equicap has covenanted to complete the capitalization of its PRC joint venture within a month of the closing. Pursuant to PRC law, foreign joint ventures have a period after formation to complete the capitalization. For this Equicap, through Usunco will contribute $8,000,000 and its joint venture partner will contribute $2,600,000, all of which will be used as working capital. Future capital contributions between the parties are to be on a 75% - 25% basis, with Usunco being the majority party. The term of existence of the joint venture is 25 years. The investors are also to be provided a copy of the initial price list for the goods to be acquired by Usunco and IBC under its agreement with the joint venture partner and annual financial statements of the joint venture partner. Equicap is required to obtain business insurance for its operations within 180 days of the closing of the Offering.

The issuance of shares of common stock to the investors in the Offering was completed pursuant to an exemption from registration under Section 4(2) of the Securities Act of 1933, as amended (“Securities Act”), and the provisions of Regulations D, only to accredited investors. The shares of common stock may not be offered or sold in the United States unless they are registered under the Securities Act, or an exemption from the registration requirements of the Securities Act is available. No registration statement covering these securities has been filed with the SEC or with any state securities commission in respect of the Offering.

Right of First Refusal

For a period of one year after the earlier of: (i) effective date of the first registration statement for the investors resale of common stock in the Offering, or (ii) the first date on which any of investors’ shares otherwise becomes tradable according to Rule 144, the investors will have a right of first refusal to acquire any equity securities offered by the company, other than in excluded offerings. The offering will be on a pro rata basis, and investors participating in the offering may acquire those securities not taken up by other investors.

Make Good Escrow Agreement

In connection with the Offering, for the benefit of the investors, eight of the former shareholders of Usunco, some of whom are the officers and directors of Equicap, have agreed to place into escrow an aggregate of 10,140,846 shares of common stock issued in the Share Exchange. If the consolidated financial statements of Equicap for the fiscal year ending June 30, 2007, prepared in accordance with United States generally accepted accounting principles, consistently applied, reflect either (i) less than $2,320,000 of after-tax net income or (ii) earnings before income tax provision and before minority interest of less than $3,200,000, then 3,042,254 shares of common stock in escrow will be distributed to the investors on a pro rata basis for no additional consideration. If either (i) the earnings per share reported in the Annual Report on Form 10-KSB of Equicap for the fiscal year ending June 30, 2008 is less than $0.343 on a fully diluted basis (as equitably adjusted for any stock splits, stock combinations, stock dividends or similar transactions), (ii) the earnings per share before income tax provision and before minority interest of the company for the fiscal year ending June 30, 2008, is less than $0.446 on a fully diluted basis (as equitably adjusted for any stock splits, stock combinations, stock dividends or similar transactions), (iii) the after tax net income reported in the Annual Report on Form 10-KSB of the company for the fiscal year ending June 30, 2008, is less than $10,000,000, or (iv) the earnings before income tax provision and before minority interest reported in the Annual Report on Form 10-KSB of the company for the fiscal year ending June 30, 2008, is less than $13,020,000, then 7,098,592 shares of common stock in escrow will be distributed to the investors on a pro rata basis for no additional consideration. For purposes of determining the above amounts, if the release of the make good shares causes a charge, expense or other deduction from the revenues reflected on the company financial statements, then these amounts will be ignored for purposes of the determination of the earnings before income tax provision and before minority interest, after-tax net income and earnings per share amounts. Also, the effects of changes after the closing date in China’s tax law and regulation for the purpose of equalization of taxes between domestic and foreign entities, if any, will be excluded from calculation of the earnings before income tax provision and before minority interest, after-tax net income and earnings per share amounts and any registration penalties accrued or paid, other than for a filing failure, will be excluded as an expense of the company. Any shares not distributed to the investors will be returned to the persons who placed them in escrow. Any make good shares issued to the investors will be subject to the registration rights under the Registration Rights Agreement.

The escrow agent will be Securities Transfer Corporation, and vFinance will have the authority to instruct the escrow agent to distribute the make good shares at the appropriate dates either to the investors or to the depositing shareholders. The distributions are to take place within 10 business days after the filing of the Form 10-KSB (or equivalent) Annual Report with the SEC by the company.

While the shares of common stock are in escrow, the eight former equity owners of Usunco who placed them with the escrow agent will have the right to vote the shares and receive the benefits incident to the ownership of the shares, including the right to receive dividends. The investors will have the right to receive the escrowed shares whether or not they hold the shares they acquired in the offering, and they will have the right to assign their rights to receive the shares while they are in escrow.

Lock Up Restrictions

Stockholders of Equicap who are the officers and directors or their affiliates on a going forward basis, holding an aggregate of 14,177,989 shares of common stock entered into a lock up agreement under which they will be prohibited from selling or otherwise transferring any of their shares of common stock for a period ending the later of (i) twelve (12) months following the effective date of the initial Registration Statement, or (ii) two years after the consummation of the Share Exchange. In addition, a portion of these shares are subject to the make good agreement which will prevent a portion of these shares from being available for sale until June 30, 2008.

As part of the share exchange transaction between Equicap and Usunco, the former principal stockholders of Equicap have entered into lock up agreements governing an aggregate of 1,161,632 shares which provide that they will not sell or otherwise transfer their shares for a period of 365 days from the closing of the Share Exchange. The lock up is subject to a release of one-twelfth of the shares each month following the closing of the exchange transaction whether or not they are sold.

Outstanding Securities after the Share Exchange and Offering

As of April 18, 2007, after the closing of the Share Exchange and the Offering, Equicap had a total of 28,169,013 shares of common stock issued and outstanding and options and warrants for an additional 789,085 shares of common stock as follows:

•	18,323,944 shares issued in the Share Exchange to the former owners of Usunco (representing 65% of the issued and outstanding shares of common stock);

•	8,450,704 shares of common stock issued to investors in the Offering (representing 30% of the issued and outstanding shares of common stock);

•
1,232,732 shares of common stock held by the stockholders of Equicap immediately prior to the Share Exchange, of which 1,161,632 are held by the former insiders or their affiliates (representing 4.1%of the issued and outstanding shares of common stock) ;

•	161,633 shares of common stock issued to vFinance as partial consideration for their services (representing 0.57% of the issued and outstanding shares of common stock);

•	366,550 shares of common stock issuable upon exercise of the Employee Options; and

•	422,535 shares of common stock issuable upon exercise of the Agent Warrant.

Dilution upon Sales by Selling Stockholders

Except for the 422,535 shares of common stock to be issued upon exercise of the Agent Warrant, all the shares that may be sold by the selling stockholders are issued and outstanding. Therefore, upon the sale of the 9,773,969 shares held by the selling stockholders, there will be no dilution to the existing stockholders of Equicap. If the Agent Warrants are exercised, Equicap will receive $2.13 per share as the exercise price. The shares issued in the private placement were sold at a price equivalent to $1.42 per share. Therefore, if the Agent Warrants are exercised, there will not be substantial dilution to the stockholders of Equicap, from a financial point of view. The shares to be issued upon exercise of the Agent Warrants would represent 1.5% of the issued and outstanding shares of Equicap based on 28,169,013 shares outstanding on April 18, 2007 and assuming all the Agent Warrants are exercised. Currently, the exercise price of the Agent Warrants is greater than the price at which Equicap recently sold other shares of common stock and the most recent trade in the Over the Counter Bulletin Board market.

Copies of Agreements

Incorporated by reference to this Registration Statement (see “Exhibits” below) are copies of all agreements between us and:

•	the selling shareholders;

•	any affiliates of the selling shareholders; and

•	any person with whom any of the selling shareholders has a contractual relationship regarding the transaction in connection with the sale of the convertible debentures and attached warrants.

These documents include the following, which were included in our Report on Form 8-K filed on March 9, 2007:

•	Form of Securities Purchase Agreement between Equicap and the investors

•	Form of Lock Up Agreement for benefit of investors

•	Form of Make Good Agreement for the benefit of investors

•	Form of Registration Rights Agreement

•	Form of Warrant Agreement between Equicap and vFinance

Use of Proceeds

All of the shares of common stock covered by this prospectus may be sold or otherwise disposed of for the account of the selling stockholders. Equicap will not receive any of the proceeds from the sale or other disposition of the shares or interests therein by the selling stockholders.

If the Agent Warrants are exercised for cash, Equicap will receive the exercise price. If all the Agent Warrants are exercised assuming no adjustments to the exercise price for anti-dilution protection and no exercise pursuant to cashless-exercise provisions, the company would receive approximately $899,999.55 in gross proceeds.

The proceeds of the sale of the common stock in the private placement with the investors and any proceeds from the exercise of the Agent Warrants will be used for general corporate purposes and working capital.

Market Data

The company became subject to Securities Exchange Act reporting requirements in July 2000. The symbol “EQPI:OB”: was assigned for the common stock at that time. There is a very limited trading market for our stock. During calendar year 2006, approximately 3,466 shares of our stock traded on the OTCBB with a high price of $1.25 and a low price of $0.60. There can be no assurance that a highly-liquid market for our securities will ever develop. The last trade was 100 shares at $1.25 per share on November 28, 2006.

Our common stock is designated as “penny stock” and thus may be illiquid.  The SEC has adopted rules (Rules 15g-2 through l5g-6 of the Exchange Act), which regulate broker-dealer practices in connection with transactions in “penny stocks.”  Penny stocks generally are any non-NASDAQ equity securities with a price of less than $5.00, subject to certain exceptions.  The penny stock rules require a broker--dealer to deliver a standardized risk disclosure document to provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, monthly account statements showing the market value of each penny stock held in the customers account, to make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity, if any, in the secondary market for a stock that is subject to the penny stock rules.  Since our common shares are subject to the penny stock rules, persons holding or receiving such shares may find it more difficult to sell their shares.  The market liquidity for the shares could be severely and adversely affected by limiting the ability of broker-dealers to sell the shares and the ability of stockholders to sell their stock in any secondary market.

The trading volume in our common stock has been and is extremely limited. The limited nature of the trading market can create the potential for significant changes in the trading price for the common stock as a result of relatively minor changes in the supply and demand for our common stock and perhaps without regard to our business activities.

The market price of our common stock may be subject to significant fluctuations in response to numerous factors, including: variations in our annual or quarterly financial results or those of our competitors; conditions in the economy in general; announcements of key developments by competitors; loss of key personnel; unfavorable publicity affecting our industry or us; adverse legal events affecting us; and sales of our common stock by existing stockholders.

We have approximately 420 record holders of our common stock as of April 18, 2007.

Plan of Operations

The following plan of operations provides information which Equicap’s management believes is relevant to an assessment and understanding of its business, operations and financial condition. The discussion should be read in conjunction with the audited financial statements and notes thereto which are included in this Current Report filed on Form 8-K. This plan of operation contains forward-looking statements that involve risks, uncertainties and assumptions. Equicap’s actual results may differ substantially from those anticipated in any forward-looking statements included in this discussion as a result of various factors, including those set forth in “Risk Factors” contained elsewhere in this Current Report.

Overview

The company is a development stage company in the business of distribution of industrial and agricultural equipment diesel engines and automotive parts and components. Since formation, its principal activities have consisted of distribution of automotive parts and components such as starters and alternators in the North America aftermarket segment. It is also developing its diesel engine distribution business within China through the establishment in 2006 of the ZhongChai JV.

Liquidity and Capital Resources

The company conducted a private placement of its common stock to accredited investors for a total amount of $12,000,000 with net proceeds of approximately $10,400,000. The proceeds will be primarily used for market expansion, product development and working capital and general corporate purposes. There will also be costs related to being a public company including professional services related to auditing, legal and investor relations services. The company does not expect to raise additional funds in the next twelve to eighteen months following this private placement based on its ordinary business requirements, as currently planned and anticipated by company management. However, in the event the company seeks to make a large acquisition, it may need further sources of capital. According to the company’s current business plan, it does not expect to make a significant acquisition requiring more than its current amount of capital, nor expect to make the purchase or sale of plant of any significant equipment in the near future.

Plan of Operation

The company focuses on development, marketing and distribution of medium size diesel engines and other auto parts and products. Our growth potential will be largely driven by the successful implementation of (i) our plan to maintain our active presence in and increase sales to mid-size diesel powered forklift segment in China; (ii) our strategies to penetrate the growing agricultural equipment market in China, (iii) development of new engine and related products that will have promising future demand both in China and abroad, (iv) increased exports of diesel engines to markets abroad, and (v) the synergic acquisition of complementary operations. The company plans to recruit significant number of additional employees, particularly sales and marketing staff in the following months to support its business expansion into respective new markets.

We anticipate hiring 30 additional employees over the next six months at an approximate annual cost of $900,000 and a further 10 employees for the twelve months following at an approximate annual cost of $300,000. We anticipate that 36 of these employees will be located in China and the balance will be located in the United States. 35 of these employees will be specifically sales and marketing staff assigned to develop our sales and distribution channels for diesel engines in China. We also plan to expend $100,000 in associated recruitment costs and training fees for these hires.

Forklift market in China is forecasted to continue to grow in the coming years based on expectation of China’s continuous economic growth, increasing market demand for consumer goods and light manufacturing, which could potentially benefit the forklift sales. The company plans to maintain and strengthen existing relationships with Chinese forklift OEMs, to expand domestic diesel engine sales along with foreseen growth of forklift sales, and to grasp additional market share through establishing relationships with those foreign invested forklift integrators in China who sell to both local and international market. The company plans to expend over $1 million in marketing costs to further penetrate this growing market over the next eighteen months. These costs will be related to hiring experienced sales representatives in this field, attending major agricultural trade shows in China and abroad, and establishing new relationships with other OEMs in the agricultural sector.

The company will continue its efforts in innovating and upgrading current diesel engine products, such as engines that meet U.S. EPA requirements or Euro III and IV standards. It is believed that associated costs will be for the hiring of technical staff, and advisors amounting to about $500,000 over the next eighteen months. The expenditures for research and development, not including salaries, are expected to be around $2.5 million over the next eighteen months. The company will also form partnerships with international technology partners who specialize in clean fuel engine solutions and research and development for compressed natural gas and liquefied petroleum gas engines that represent the future industrial trend. Successful improvement of current product series and development of new types of environment friendly engines will enable the company to excel in the competition both in Chinese and international market. The company plans to carry other diesel engine related products in the near future, such as gearboxes that can be distributed to the same customers that currently purchase the diesel engines. It also plans to expand its auto parts product line that currently focuses on starters and alternators.

Internationally, the company will focus on emerging markets. At this point, India and Middle East are two key markets where agricultural and mining businesses are growing rapidly. Latin America, South East Asia, Africa and Eastern Europe are also important markets where Chinese OEMs are gradually establishing their presences by export. Through strengthening the relationship with current OEM customers in China, the company intends to increase the sales to the Chinese exported agricultural machinery and equipment to the global markets. On the U.S. front, the company views the broad use of mid-size power generators in the residential and small construction sites as a potential market. Leveraging on IBC, the fully owned U.S. distribution vehicle for automotive components, the company aims to become the one-stop shop for diesel engine equipment and accessory OEMs in North America.

A component of the growth strategy is to invest in, or establish strategic alliance such as joint ventures with, or acquire companies such as other diesel engines or automotive parts manufacturers and distribution companies. The company intends to seek as priority target companies who provide smaller or larger size diesel engines complementary to its current product offerings, which would potentially create synergies in future operations such as in procurement, production, sales and marketing and management, thereby improving its revenue generation and profitability.

The company will maintain offices in the United States and China. It is expected that general overhead expenses, which will include office rent, office expenses and administrative expenses will be approximate $2.7 million for the next eighteen months. Moreover the expense of being a public company, including accounting, legal and SOX compliance and pursuing listing applications for the common stock on an exchange will require the expenditure of approximately $930,000 during the next eighteen months.

2007 - 2008 Outlook

During the remainder of fiscal year ended June 30, 2007 and the fiscal year of 2008, the company’s goal is to maintain and further strengthen its position in the forklift diesel market in China, and to increase sales of its existing products to agricultural equipment market, and at the same time to introduce new products into the marketplace from its development pipeline. The company hopes to accelerate penetration into international markets with improved, innovated, or newly developed products. The company expects to achieve above goals with stable, healthy cash flow generation and without significant capital expenditures. During this period, the company will also actively seek synergic merger and acquisition opportunities to accelerate its business expansion.

Off-Balance Sheet Arrangements

The company does not have off-balance sheet arrangements, financings, or other relationships with unconsolidated entities or other persons, also known as “special purpose entities” (SPEs).

Critical Accounting Policies and Estimates

Principles of Consolidation

The consolidated financial statements include the accounts of the parent company and the subsidiaries. Significant inter-company accounts and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

In accordance with Statement of Financial Accounting Standards No. 95, “Statement of Cash Flows,” the company considers all highly liquid instruments with original maturities of three months or less to be cash and cash equivalents.

Accounts Receivable

Trade accounts receivable are stated at the amount management expects to collect from balances outstanding at year-end. Based on its assessment of the credit history with customers having outstanding balances and current relationships with them, management makes conclusions whether any realization losses on balances outstanding at year-end will be material.

Inventory

Inventory is stated at weighted average cost, which takes into account historical prices on a continuing basis.

Revenue Recognition

The company derives its revenues primarily from sales of diesel engines and automotive electrical parts. Revenues are recognized at point of sale.

Recent Accounting Pronouncements

In October 2004, the Emerging Issues Task Force, or EITF, finalized its consensuses on EITF 04-01, “Accounting for Preexisting Relationships between the Parties to a Business Combination”. The consensuses in EITF 04-01 provide guidance on how to account for the settlement of a preexisting relationship and how it affects the accounting of the business combination. EITF 04-01 is effective for business combinations consummated in reporting periods beginning after October 13, 2004. The adoption of this statement did not have material impact on the company’s financial statements.

In December 2004, the Financial Accounting Standards Board, or FASB, issued SFAS No. 123 (Revised 2004) “Share-based Payment” that will require compensation costs related to share-based payment transactions to be recognized in the financial statements. With limited exceptions, the amount of compensation cost will be measured based on the fair value on the date of grant of the equity or liability instruments issued. In addition, the fair value of liability instruments will be remeasured each reporting period. Compensation cost will be recognized over the period that an employee provides services in exchange for the award. In March 2005, the SEC issued Staff Accounting Bulletin 107 which describes the SEC staff’s expectations in determining the assumptions that underlie the fair value estimates and discusses the interaction of SFAS No. 123 (Revised) with existing SEC guidance. In April 2005, the SEC deferred the effective date for SFAS No. 123 (Revised) to the beginning of the first fiscal year that begins after June 15, 2005. The adoption of this statement did not have material impact on the company’s financial statements.

In March 2005, the FASB issued Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligation”, or FIN 47, to clarify that the term “conditional asset retirement obligation” as used in SFAS No. 143 refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. An entity must recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. FIN 47 also defines when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005. The adoption of this statement did not have a material impact on the company’s financial statements.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections”, which changes the requirements for the accounting and reporting of a change in accounting principle. SFAS No. 154 applies to all voluntary changes in accounting principle as well as to changes required by an accounting pronouncement that does not include specific transition provisions. SFAS No. 154 requires that changes in accounting principle be retrospectively applied. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The company does not believe adoption of this statement will have a material impact on the company’s financial statements.

In June 2005, the FASB issued Staff Position No. 143-1, “Accounting for Electronic Equipment Waste Obligations”, or FSP 143-1 provides guidance on how commercial users and producers of electronic equipment should recognize and measure asset retirement obligations that arise from European Union (“EU”) Directive 2002/96/EC on Waste Electrical and Electronic Equipment (the “Directive”). FSP 143-1 is effective the later of the first reporting period that ends after June 8, 2005 or the date that the EU-member country adopts a law to implement the Directive. The company does not believe adoption of this statement will have a material impact on the company’s financial statement.

In June 2005, the EITF reached a consensus on EITF 05-6, “Determining the Amortization Period for Leasehold Improvements Purchased after Lease Inception or Acquired in a Business Combination”. EITF 05-6 requires leasehold improvements purchased after the beginning of the initial lease term or that are acquired in a business combination to be amortized over the lesser of the useful life of the assets of a term that includes the original lease term plus any renewals that are reasonably assured at the date the leasehold improvements are purchased or acquired. In September 2005, the EITF modified the consensus to clarify that this issue does not apply to preexisting leasehold improvements. This guidance was effective for leasehold improvements purchased or acquired in reporting periods beginning after June 29, 2005. The adoption of this statement did not have a material impact on the company’s financial statements.

In October 2005, the FASB issued Staff Position No. 13-1, “Accounting for Rental Costs Incurred During a Construction Period”, or FSP 13-1 states that rental costs associated with ground or building operating leases incurred during a construction period shall be recognized as rental expense and not capitalized. FSP 13-1 is effective for the first reporting period beginning after December 15, 2005. The company does not believe adoption of this statement will have a material impact on the company’s financial statements.

In November 2005, the FASB issued Staff Position Nos. FAS 115-1 and FAS 124-1, “The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments”. This statement addresses the determination as to when an investment is considered impaired, whether the impairment is other-than-temporary and the measurement of an impairment loss. The statement is effective for reporting periods beginning after December 15, 2005. The company does not believe adoption of this statement will have material impact on the company’s financial statements.

In June 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The company does not believe adoption of this statement will have a material impact on the company’s financial statements.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value and requires enhanced disclosures about fair value measurements. SFAS 157 requires companies to disclose the fair value of its financial instruments according to a fair value hierarchy (i.e., levels 1, 2, and 3, as defined). Additionally, companies are required to provide enhanced disclosure regarding instruments in the level 3 category, including a reconciliation of the beginning and ending balances separately for each major category of assets and liabilities. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The company does not believe adoption of this statement will have a material impact on the company’s financial statements.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of FASB Statements No. 87, 88, 106 and 132(R)” (“SFAS 158”) requires employers to recognize the overfunded or underfunded status of a defined benefit post-retirement plan as an asset or liability in its statement of financial position. Further, SFAS 158 requires employers to recognize changes in the funded status in the year in which the changes occur through comprehensive income. SFAS 158 is effective for fiscal years ending after December 15, 2006. The company does not believe adoption of this statement will have a material impact on the company’s financial statements.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108 “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). SAB 108 provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. The SEC staff believes that registrants should quantify errors using both a balance sheet and income statement approach and evaluate whether either approach results in quantifying misstatement that, when all relevant quantitative and qualitative factors considered, is material. SAB 108 is effective for fiscal years ending on or after November 15, 2006, with early application encouraged. The company does not believe that SAB 108 will have a material impact on its financial position or results of operations.

In June 2006, the FASB ratified the consensus reached by the EITF related to ETIF Issue No. 06-5 “Accounting for Purchases of Life Insurance - Determining the Amount That Could Be Realized in Accordance with FASB Technical Bulletin No. 85-4, Accounting for Purchases of Life insurance” (“EITF 06-5”), which requires that a policyholder consider additional amounts included in the contractual terms of the policy in determining the amount that could be realized under the life insurance policy. EITF 06-5 provides additional guidance for determining the amount to be realized, including the policy level for which the analysis should be performed, amounts excluded and measurement criteria. EITF 06-5 is effective for fiscal years beginning after December 15, 2006. The company does not believe adoption of this statement will have a material impact on the company’s financial statements.

Advertising Costs

The company expenses the cost of advertising as incurred. Advertising costs for the year ended June 30, 2006 were insignificant.

Income Taxes

Deferred income taxes are computed using the asset and liability method, such that deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between financial reporting amounts and the tax basis of existing assets and liabilities based on currently enacted tax laws and tax rates in effect in the United States of America for the periods in which the differences are expected to reverse. Income tax expense is the tax payable for the period plus the change during the period in deferred income taxes. A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Fair Value of Financial Instruments

The company considers the carrying amounts reported in the consolidated Balance Sheet for current assets and current liabilities qualifying as financial instruments and approximating fair value.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses, and related disclosures at the date of the financial statements and during the reporting period. Actual results could differ from those estimates.

Business

Background of Equicap

Reincorporation of Equicap

Equicap, Inc. was incorporated on March 13, 2002, for the purpose of entering into a merger with and redomiciling its predecessor, Equicap, Inc., a California corporation ("Equicap California"). Effective January 25, 2005, Equicap California was merged with and into Equicap in a statutory merger based on management's belief that Nevada law is more advantageous to a corporation than California law. Equicap was considered a blank check company prior to the acquisition of Usunco.

Predecessor Corporation to Equicap

Equicap's predecessor, Equicap California was incorporated under the laws of the State of California on March 1, 1995, under the name of VWR Acquisition company, Inc. ("VWR"); the name was later changed to Equicap, Inc. Equicap's business activities prior to July 1996 were that of an investment banking and consulting firm whose business plan was to assist its clients by infusing capital into them and utilizing its experience to assist its client companies in getting their products or services to market and becoming profitable. Equicap thus anticipated "incubating" client companies. Equicap has not had operations since July 1996, has no assets and only modest liabilities. Equicap issued 5,500,000 shares of its common stock in March 1995, to its founders in consideration of cash and services rendered. In March 1995, 200,000 shares of its common stock were issued to an investor for approximately $137,000 in cash. All such shares were treated as "restricted securities", meaning that they were shares issued in transactions not involving any public offering, stop transfer orders were entered into the stock books as to such shares, and all certificates evidencing these shares bore a customary form of investment legend. Then in October 1995, approximately 4,022,115 common shares were voluntarily cancelled by the shareholders, reducing the number of outstanding shares to 1,677,885.

On December 29, 1995, BBU Systems Inc. ("BBU") was merged with and into Equicap as the surviving entity pursuant to an Agreement and Plan of Merger. In the merger Equicap issued 1,273,415 shares of its common stock and acquired all of the issued and outstanding common shares of BBU. In connection with the merger, an additional 509,295 shares were voluntarily cancelled by the holders, reducing the number of outstanding shares to 2,442,005. Equicap became dormant in July 1996 when the company's board of directors determined that its original business plan could not be executed, and that the business of BBU could not be developed, due to lack of operating capital and the lack of prospects to raise adequate funding.

On June 19, 1998, Equicap issued 5,000,000 shares of its common stock to Stephen M. Siedow, the former President of the company, for services and costs advanced on behalf of Equicap that were valued at $5,000 in the aggregate. These shares were also treated as "restricted securities." Mr. Siedow has informed the company that he will not sell these shares in the public markets until they have been registered for resale under the Securities Act of 1933 or otherwise in compliance with applicable law.

On July 31, 1998, Equicap's common stock underwent a reverse split in which each 100 of the issued and outstanding shares were changed into one share, which decreased the number of issued and outstanding shares from 7,442,005 to 74,732. On December 29, 1999, Equicap issued 100,000 shares of its common stock to Mr. Siedow for services and fees and costs advanced on behalf of Equicap that were valued at $10,000 in the aggregate, which also were treated as "restricted securities." Mr. Siedow has informed the company that he will not sell these shares in the public markets until they have been registered for resale under the Act or otherwise in compliance with applicable law.

On January 18, 2000, Equicap's common stock underwent a reverse and forward split of the common shares in which (i) each 50 of the issued and outstanding shares were changed into one share, with each fraction being rounded up to a whole share, and (ii) immediately following the reverse split, each resulting share was changed into 100 shares. Upon conclusion of this recapitalization, Equicap had 390,100 common shares issued and outstanding.

Usunco Automotive Limited

Usunco Automotive Limited (“Usunco”) was organized in the British Virgin Islands as a limited liability company on April 24, 2006. Usunco is a developer and distributor of diesel engines and automotive parts from suppliers in China to customers in China, North America and other regions. Usunco owns 100% of the equity interest of IBC Automotive Products, Inc. (“IBC”), the North American arm of its business, and 75% of the equity interest of Zhejiang ZhongChai Machinery Co., Ltd., which serves as the China arm of its business.

IBC was incorporated on May 14, 2004 in the State of California and is headquartered in Santa Ana, California. IBC specializes in sourcing automotive parts and products from the China and distributing them in North America and other regions. IBC also introduces the designs of new product lines of automotive parts demanded by their customers in North America to manufacturers in China for their development and manufacturing. IBC primarily distributes parts, such as alternators and starters, to retailers, wholesalers and other distributors in the automotive replacement parts sector. Its current customers include, among others, Maxpower, LTD/Visteon, Cardone, BBB/OCA, Dixie and MPA. End-users of parts and products sourced by IBC include, among others, Pep Boys, Worldpac/Carquest, and Ford.

Zhejiang ZhongChai Machinery Co., Ltd. is a Sino-foreign equity joint venture (the "ZhongChai JV”) established in the PRC by Usunco, and a local party in China, Xinchai Holding Group Co., Ltd. ("Xinchai Holding"). The ZhongChai JV distributes mid-sized diesel engines and related products for the forklift and agricultural market through out China as well as internationally.

Xinchai Holding was incorporated in the PRC in 1998 as a domestic limited liability company with its operations and headquarters in Xinchang, Zhejiang Province, China. Xinchai Holding specializes in manufacturing four-cylinder mid-sized diesel engines.

The ZhongChai JV was approved by local authorities in the PRC as a Sino-foreign joint venture company with limited liability to be operated by Usunco and Xinchai Holding for a term of 15 years. Usunco and Xinchai Holding contributed $8 million and $2.6 million in cash for 75% and 25% equity ownership, respectively, for an aggregate amount of $10.6 million in registered capital for the joint-venture.

The operation of ZhongChai JV is governed by a binding Joint Venture agreement entered into between Usunco and Xinchai Holding (the “JV Agreement”). Pursuant to the JV Agreement, the board of directors of ZhongChai JV consists of four directors, of which, Usunco has the right to designate three directors and Xinchai Holding has the right to designate one director. All material issues and actions of ZhongChai JV require approval by a majority of the Board.

Products

Usunco distributes two main product lines: diesel engine products and auto parts products. The diesel engine products largely are sold within the domestic market of China and the auto parts products are sold mostly within the international market with the primary region being North America.

Diesel Engine Products

The revenues of the company currently are derived primarily from sales of diesel engines and engine-related products in China through the ZhongChai JV. The company focus, as a distribution company, is primarily on improving the efficiency of sales and marketing channels within China and internationally, and introducing new diesel engine parts and related products for manufacturing in China, for its later distribution. Usunco currently offers its customers 4-cylinder, medium-sized diesel engines. The medium-sized diesel engines range from 30 to 60 hp and are used principally in the following applications:

•	Industrial equipment, including forklifts, excavators, construction equipment, power generators;

•	Agricultural equipment, including tractors, combined harvesters, water pumps, and other farming equipment; and

•	Automobiles, particularly 3.5 ton trucks and light duty commercial vehicles.

Auto Parts Products

Usunco’s distribution arm in the United States, IBC, imports and distributes automotive parts and products, such as starters and alternators, to various distributors and wholesalers in the North America and other regions. IBC sources the automotive products that it distributes from various manufacturers in China. IBC also introduces its manufacturers in China to new auto part designs sourced from North American companies so that they may be manufactured to IBC’s client specifications.

Exclusive Distribution Agreement

ZhongChai JV has an exclusive distribution agreement with Xinchai Holding dated as of January 28, 2007. The distribution agreement was agreed upon in connection with setting up the joint venture, ZhongChai JV of which both Usunco and Xinchai Holding are the owners. The term of the agreement is for 25 years, and it is governed by the laws of the PRC.

ZhongChai JV is appointed the world wide, exclusive distributor for all the current and future diesel engine and diesel engine related products of Xinchai Holdings. As such, Xinchai Holdings is prohibited from appointing any third party as a distributor, sales or other agent or representative for distribution, marketing, sale, commercialization or other disposition of the products subject to the agreement, and it is not permitted to appoint on a limited product or territory basis any other parties to sell or commercialize, including by license, the products. In addition, it is required to refer purchase inquiries to ZhongChai JV. Xinchai Holdings also will not develop internal sales and marketing capabilities of the products under the distribution agreement. ZhongChai JV also will have the right of first refusal to act as the exclusive distributor for products to be marketed and sold by Xinchai Holdings that are outside the scope of diesel engines and related products.

ZhongChai JV is obligated to use its commercially reasonable efforts to sell, distribute and export the products for which it acts as distributor. ZhongChai JV may not distribute, sell or export diesel engines and related products produced by other parties, except those produced by Xinchai Holdings. It may use sub-distributors, sales agent and other companies, persons and organizations in order to achieve this objective. The pricing of the products under the distribution agreement will be determined by both parties on a regular basis.

Xinchai Holdings will provide sales and technical support to ZhongChai JV, as requested. Such support, among other things, will include maintenance and service instructions, operations manuals, installation kits, and technical training.

Xinchai Holdings is the owner of various intellectual property used in the design and manufacture of the products under the distribution agreement. Although it will retain such ownership, ZhongChai JV has the right to use such intellectual property in its marketing and sales efforts on a royalty free basis. This generally covers copyrights, trademarks and similar or related intellectual property.

Market Overview

The company sells its products internationally, with a dual market emphasis on China and North America. The ZhongChai JV focuses on the domestic market in China and IBC distributes internationally, focusing on North America. The market for ZhongChai JV in China mostly includes distribution of diesel engines and engine-related products to manufacturers of agricultural equipment and light trucks. These are mostly sold as the main component in the customers’ final products. Internationally, the company distributes auto parts and products to distributors and wholesalers mainly in the aftermarket and replacement parts sector.

Chinese Domestic Market

In response to current market opportunities in China, most of Usunco’s market approach has been concentrated on China. The domestic market in China for diesel engines and engine-related products has grown at a relatively high rate because of the increase in domestic demand driven by local economic growth, real estate boom and urban expansion. In addition, beginning 2005, because of the favorable government policies towards farmers in China, the PRC agricultural market has been a rapidly growing market for the products of the company. As a result, all sectors of diesel engine demand have grown in recent years, especially for use in industrial equipment, agricultural equipment, and light duty truck markets.

Industrial Equipment Market

The diesel engines and engine-related products we distribute for the industrial equipment market are for Material Handling Equipment (MHE), such as forklifts. In 2005, the company believes that the total sales of MHE in the United States was $15 billion, out of which forklifts accounted for approximately 50%. In 2005, the company believes that the MHE market in the Asia Pacific region, inclusive of Japan and China, grew by 14% over the prior year while the United States and Europe only posted single digit growth. In China, data indicates that there were 75,000 units of forklifts sold in 2005, which accounted for 38% of all forklift sales in the Asia Pacific region in that year.

Agricultural Equipment Market

Diesel engines are also used in various forms of agricultural equipment, such as tractors and harvesters. During the first half of 2006, the company believes that China’s total sales of agricultural equipment increased by about 31% compared with same period of 2005. Data indicates that during the first half of 2006, an aggregate of 110,600 units of mid-to-large tractors, 99,070 units of units of small tractors, and 201,700 units of harvesters were sold in China. During the Chinese government’s 11th “Five-Year Plan” which relates to the period between 2006 and 2010, there is a stated objective to emphasize the growth and efficiency of China’s agricultural market through modernization of equipment and methods. During this time, China’s domestic demand for mid to large tractors is expected to be 200,000 units per year, which is double recent sales amounts.

Light Duty Truck Market

We also distribute diesel engines and engine-related products designed and manufactured for the light duty truck market (LTD). The LDT market in China also is experiencing growth, much of which comes from demand for low to middle end LDTs. The growth in demand, in part, is due to recent government policies in China that encourage smaller and lower emission vehicles. The roll-out of the Euro III standard in major cities also has stimulated growth in the truck market since older, less environmentally friendly machines are having to be replaced by their owners. Sales of light duty trucks in China grew to 854,000 units in 2006, representing a 13% growth over 2005, of which approximately 762,500 were diesel engine LDTs.

The International Auto Parts Market

China is becoming a major manufacturing base for worldwide automotive parts and components. In 2004, China’s worldwide auto parts sales totaled $55 billion and are expected to reach $187.5 billion by 2010. Over the last year, a number of major OEMs in the United States and Europe have announced sourcing programs representing more than $5 billion worth of auto parts from China. Both the domestic market and the export market are expected to continue growing over the next 5 to 10 years.

Customers

The majority of the company’s customers in its diesel engine-related business are original equipment manufactures (OEMs) operating in China. These OEMs typically integrate diesel engines with other components into their final products, such as forklifts, excavators, tractors, trucks, and combined harvesters. Usunco’s largest customer base is in forklift sector. The company sells to some of the largest forklift OEMs in China, including Anhui Heli Co., Ltd., Zhejiang Hangcha Engineering Machinery Co., Ltd. (a.k.a. Hangzhou Forklift) and Xiamen Forklift Truck Factory.

OEM customers in the agricultural market are typically OEMs which produce agricultural vehicles and machines for the domestic market. These include Ningbo Benye Tractor & Automobile Manufacture Co., Ltd. (formerly First Tractor), Beiqi Foton Motor Co., Ltd., Shandong Shifeng Group, Jiangsu Yanchen Tractors Ltd., Guilin Combined Harvester Ltd., Hyundai Agricultural Equipment (Huzhou) Combined Harvester Co., Ltd. The company will also supply diesel engines to manufacturers of medium and light duty trucks, such as FAW-Hongta Yunnan Automobile Co., Ltd. and Anhui Jianghuai Automobile Co., Ltd.

The company also supplies diesel engines to OEM customers which producer excavators, power generators, and other machinery. These customers constitute only a small part of our total diesel engine sales.

Internationally, through IBC, the company distributes automotive parts, most of which are made in China, to distributors and wholesalers. The company focuses particularly on starters and alternators, for sale primarily in the North American aftermarket and replacement sector. The current customers include Maxpower Rebuilders, Inc., LTD/Visteon, Cardone, BBB/OCA, Dixie and MPA, and the end-users of our products include Pep Boys, Worldpac/Carquest, and Ford.

Principal Customers

For the fiscal year ended June 30, 2006, our principal customers were BBB/OAC, Ltd/Visteon and Maxpower Rebuilders, Inc., representing approximately 27%, 37 % and 13%, respectively, of our sales. Sales are based on purchase orders and non binding forecasts. The company performs appropriate credit checks before orders are accepted and invoices are issued. Most accounts are collected with 90 days.

Product Returns and Warranties

The company generally provides a one-year limited warranty covering manufacturing defects and functional failures of products. After evaluation and confirmation, it will either replace the defective products or accept returns by crediting the customer’s account.

Sales And Marketing

The company’s primary operations are the sales and marketing of diesel engines, engine-related products and automotive parts. It conducts its sales and marketing through its two operating entities, namely the ZhongChai JV for domestic market in China and IBC for international market.

The company acquires customers in China principally through developing the network of OEM companies which use diesel engines manufactured by Xinchai Holdings, the joint venture partner in the ZhongChai JV. The experience of management with both international and domestic markets in China has allowed the company to implement sales and marketing methods and systems which are advanced relative to current market standards and practices in China. Specifically, the company focuses on customer awareness and meeting customer needs for after sales support. The after sales support includes providing technical training programs on products for customers, ensuring parts availability, efficient delivery logistics for such parts and efficient servicing of the diesel engines the company sells. In addition, the maintenance of the quality for the products the company distributes, as well as Xinchai Holdings’ reputation among OEMs in China for producing quality diesel engines are factors in the sales and marketing and so the company must ensure that we maintain strict quality control checks on the products distributed and continue to develop the Xinchai Holdings’ brand name in China. The company intends to use the “Usunco” brand name to market products internationally, outside of China.

In order to expand the customer base, the company’s sales representatives typically approach Chinese OEMs of forklifts, tractors, harvesters as well as other industrial or agricultural equipment manufacturers, through referrals and trade shows. The company’s marketing efforts to develop new customers emphasizes its attention to customer awareness and after sales support.

Typically, the customers provide the company with a forecast and a shipment schedule one year in advance, which are reviewed quarterly, and in some cases monthly. The company’s customers usually issue to the company an irrevocable purchase order combined with the firm shipment schedule three months prior to shipment.

With respect to the international market, the company markets to the aftermarket auto parts replacement sector through its subsidiary, IBC. It determines what products wholesalers, distributors and retailers in this sector require and then source them from a selected group of manufacturers in China. IBC finds its customers through referrals and trade shows in the aftermarket parts sector. A customer will usually provide IBC with certain specifications for the product they demand. IBC works closely with qualified manufacturers in China to meet the technical specifications and cost requirements of those customers. It then approves manufactured samples and obtains a trial order for our customers. Once this process is completed, IBC works with the customer on the forecast, shipment schedule and payment term. Subsequently, it issues orders to the factories of auto parts suppliers and IBC’s team in China follows up with local manufacturers to ensure quality control and timely shipment.

Suppliers

The company distributes diesel engines, engine-related products and auto parts. The company sources automotive parts and products from various OEM manufacturers in China. Currently, all of our diesel engines are sourced from Xinchai Holding, our joint venture partner in ZhongChai JV, based on the exclusive distribution agreement. The diesel engines supplied by Xinchai Holding are mainly 4-cylinder midsize engines of 30 to 60 hp suited for industrial and agricultural equipment and light truck applications. A major aspect of Usunco’s business plan is to source diesel engine products from other manufacturers in China. Currently we are in the process of locating and developing relationships with manufacturers that produce parts complimentary to the diesel engines we now distribute so that we can build on our current customer base by expanding our offerings and cross selling. We seek to leverage our current distribution channels to increase our business since our customers typically produce entire products for which our diesel engines are the primary component. The ability to supply further parts to our network of customers will not only increase our revenues but also allow us to provide a more comprehensive line of products to our customers in order to satisfy the needs of their manufacturing chain. The current auto parts distributed by Usunco on the international market are mainly starters and alternators. These products are sourced mainly from Zhejiang Boyu and Wuxi Susun, which are OEMs in China. We also distribute other auto parts such as brake pads sourced from other various suppliers.

Principal Suppliers

For the year ended June 30, 2006, the principal suppliers of the company were SIIG International Inc., Zhejiang Yongkang Boyu and Wuxi Susun, representing 43%, 21% and 12%, respectively. The company does not have any long term supply agreements with any of these companies, and it purchases products on the basis of purchase orders.

Except for the joint venture relationship with Xinchai Holding, none of our suppliers have any ownership in the company or any relationship with the insiders of the company.

Distribution

An important aspect of the company’s business model is to avoid keeping inventory in China. Since most of our operations are in China, the company believes that the avoidance of inventories and the focus on the distribution and sales process allows us to maintain a lean work force focused specifically on distribution and reduces our requirements for capital expenditures in the jurisdiction. We believe that this lowers our exposure to risks in China related to large capital investments and local labor matters and allows us to focus on the aspects where we can derive the most return on our use of proceeds. For our diesel engine business we will ship finished products directly to our customers from the source OEM manufacturer’s warehouse. Our ZhongChai JV endeavors to avoid maintaining any physical inventory. For our automotive parts business, we do not maintain inventories in China. However, IBC maintains a warehouse in Ontario, California to receive returned products which are still under warranty and to refurbish them locally. IBC will sometimes keep inventories in California when there is a receipt of a firm order from its customer.

Most of the orders received by IBC are container based with the shipment pre-scheduled. In most of cases IBC arranges for shipments directly from the OEM suppliers in China to the customers’ warehouse in another country.

Research And Development

The company seeks to introduce new technologies related to engines and auto parts to its suppliers in China so as to be able to expand its own product offerings. The company will attempt to define, evaluate and negotiate for use of technology which has matured by United States standards but represent advanced standards in China. It intends to establish partnerships with local Chinese engine and auto part producers specifically for the use of such technology for their current and future products. Usunco believes that concentrating on the introduction of technology and products to manufacturers in China, rather than conducting its own research and development, is a better suited model for the China market since diesel engine and auto part technology is not as advanced as it is in other nations, particularly the United States. This model has worked effectively for IBC with respect to automotive parts, and the company believes that it is also applicable to diesel engines. With respect to introducing technology and design for products to OEMs in China, the emphasis will be on providing technology for new engine designs, meeting emission control requirements, safety improvement, and cost reductions.

Furthermore, the company intends to partner with various developers of engine technology in the United States in order to assist them to license or transfer their know-how to OEMs in China. We believe based on our understanding of the current levels of technology, governmental policy, and demand in China, that the most important technologies to seek for this purpose are those related to clean fuel engine solutions. These include technologies related to clean natural gas and liquefied petroleum gas. We believe that recent policies by the government in China to control engine emissions and the need for domestic manufacturers to meet even higher environmental standards for their products than they would need to meet at home will drive this growth in demand.

Competition

There are approximately 100 diesel engine manufacturers in China. These manufacturers typically distribute their engines in China through their internal marketing teams or through a subsidiary specifically established for the purpose of distributing their products. The break down related to size of engine for these companies is as follows:

•	Approximately 10 companies sell large-sized diesel engines;

•	80 sell medium-sized diesel engines; and

•	10 sell small-sized diesel engines.

Most of our competitors, particularly in medium-size diesel engine market, are smaller manufacturers, limited by their production capacity, research and development capability and the size and sophistication of their distribution team. The largest diesel engine manufactures for the OEM market in China are:

•	YuChai Machinery Co., Ltd.;

•	Weichai Powers Co., Ltd.;

•	Anhui QuanChai Co., Ltd.;

•	Yangzhou Diesel Engine Co. Ltd; and

•	ChangChai Co., Ltd..

YuChai Machinery, WeiChai Power, and Anhui QuanChai produce and sell 4-cylinder and 6-Cylinder diesel engines and are focus primarily on engines for road vehicles such as for cars, trucks, and buses. Both YuChai and WeiChai are companies publicly listed in United States and Hong Kong. Some of their diesel engines are also manufactured for boats. Yangzhou Diesel Engine and ChangChai produce primarily 4-cylinder diesel engines and mainly sell to OEMs that produce road vehicles and agricultural equipment. Both companies have larger market shares in this mid-sized engine space than Usunco in the agricultural market. There are also some companies selling compressed natural gas and liquefied petroleum gas fuel system engines in China for automotive applications. These companies present competition to us in the truck and light duty commercial vehicle market.

In addition to these local domestic competitors in China, there are foreign competitors, primarily from Japan, Korea, and the United States. These companies include Nissan, Mitsubishi, Hyundai, General Electric. These well established foreign competitors have superior quality products with better financing terms than we generally can provide our customers. They also have better brand reputations and more marketing coverage for their distribution in China than the company. These competitors dominate the high-end and large engines markets internationally and in China. However, due to the price advantages we have in the mid-size diesel engine space, as well as our strong local supporting networks in comparison with the foreign competitors within the mid-tier domestic market, foreign companies usually cannot compete against Usunco. This is especially true in the forklift market which constitutes the company’s largest market shares.

We also face competition from other power sources in the engine market, such as electrical motors. There is a trend in the market that increasingly, industrial equipment such as forklift will employ electrical motors for more environmentally friendly emissions. Although electrical motors may have reduced power when compared with the diesel engines we sell, we face particular competition against our sales of small forklifts, where the power produced by electrical motors is sufficient for the smaller loads of these vehicles. Currently about 10% of forklifts sold in China use electrical motors. This percentage will likely to grow to 20% over the next 5 to 10 years, which presents a competitive threat to the company. We believe that we will need to deal with this challenge by introducing cleaner emission technology to Xinchai Holdings and our other future suppliers of diesel engines in China.

With respect to the auto parts market, we have competition from two principal sources, other international distributors, and manufactures in China who export and distribute to the international market directly. Some of the international distributors in our sector have better branding, distribution platform, and financial capabilities than IBC, our auto parts distribution arm. These companies source auto parts directly from manufactures in China and distribute them on the international market using their established sales channels and distribution networks. These competitors in North America include companies like WAI, American Automotive Parts, Inc., Arrowhead Electrical Products, Inc., DuBois Marketing Inc., and UniPoint Electrical Mfg. Co.

Governmental Regulation

In China, engine products that are used on vehicles are subject to Limits and Measurement Methods for Emission from Light-Duty Vehicles (III IV) - GB 18352.3-2005 approved by China Environment Protection Agency (EPA) on April 5, 2006, and to be effective on July 1, 2007, which requires vehicles specified therein to meet the EU III standard after July 1, 2007, and the EU IV standard after July 1, 2010.

The China EPA, so far, has not specified emission requirements for industrial and agricultural equipment that use engines as power source.

Engines exported to other countries are subject to respective local environmental protection requirements and occupational safety and health laws. Many aspects of these laws and regulations are generally enforced through the export agencies and customs authorities. Because the standards in the importing nations are usually quite clear and defined for the products we import, these regulations are easy to comply with, and the company does not anticipate any issues in having to comply with or satisfying them.

Legal Proceedings

The company is not a party in any bankruptcy, receivership or other legal proceeding, and to the best of its knowledge, no such proceedings by or against the company have been threatened.

Employees

As of January 31, 2007, the company employed approximately 28 individuals in the United States and China, consisting of 6 managers, 8 product development personnel, 8 sales and marketing personnel, and 6 administrative and support personnel. The employees are not currently represented by any labor union or similar collective bargaining group.

Facilities

The company has three representative offices and two operating facilities. One office is located in Santa Anna, California. Its two other offices are located in the cities of Hangzhou and Beijing in China. These three offices mainly handle general corporate affairs, administrative matters, accounting activities and other supporting functions. The ZhongChai JV conducts its distribution operations from its facility in Xinchang County, Zhejiang Province in China. IBC conducts its distribution operations in Santa Anna, California.

The company has a plan to open a product development center in China in 2007. This new facility would focus on introducing new products and technologies related to auto parts and diesel engines from the United States to China.

Management

Our directors and executive officers are as follows:

Name	Age	Position with company	Serving as a Director or an Officer Since
Peter Wang	53	Chairman and President	2007
Jason Lu	51	Director, Chief Executive Officer	2007
Haining Liu	54	Director	2007
David Ming He	37	Chief Financial Officer	2007

Mr. Peter Wang has been the Chairman of the board of directors since the inception of Usunco in April 2006. He has more than 20 years of experience in technology and service area with strong background in research and development, operations and corporate management. Mr. Wang successfully co-founded a telecom venture in China, Unitech Telecom (now named UTStarcom, NASDAQ: UTSI) in 1990 and was the Executive Vice President until August 30, 1995. Before forming his own companies, Mr. Wang worked at AT&T Bell Labs during 1987-1990 and Racal-Milgo Information System during 1983-1987. Mr. Wang was also a co-chairman of Business Advisory Council of the National Republican Congressional Committee during the period 1994-1995. In 2004, Mr. Wang received Outstanding 50 Asian Americans in Business Award. Mr. Wang earned his BS in Math & Computer Science and MS in Electrical Engineering from University of Illinois in 1983, as well as MBA in Marketing from Southeast-Nova University in 1986. Mr. Wang is a director of China Biopharma, Inc. (OTCBB: CBPC)., a company involved in biopharmaceutical distribution.

Mr. Jason Lu has been serving as the Chief Executive Officer since the inception of Usunco in April 2006, as well as the Executive Vice President of IBC Automotive Products, Inc., its wholly-owned subsidiary. He spent more than 20 years in Sino-U.S. business development with strong experience in corporate operations and management. Between February 1990 and March 1993, Mr. Lu served as the Deputy General Manager for Hubei International Trading Corporation. During the recent 5 years, he focused in the automotive market. He served as the Vice President of California-headquartered Andus Group from November 2001 until June, 2003, and served as the Vice President of Century Automotive Mfg., Inc from July 2003 until November, 2006. Between 1999 and 2001, he acted as the Executive Vice President of Means Come Enterprises. He was elected the Deputy General Secretary of Association of International Laws, Hubei Branch, for the tenure between 1985 and 1988. Mr. Lu received BA of English Literature and Language from Wuhan University, China in 1982 and Master of Laws from Law School of Wuhan University, China in 1984.

Mr. Haining Liu has been a Director of Usunco since its inception in April 2006. He is the Chairman and President of Zhejiang Province Science & Technology Venture Capital since 1995. This fund has brought nine companies out of its portfolio to the public market in China. Before joining the fund, Mr. Liu served as the President of Zhejiang Keji Qicai company, which is under direct supervision of Zhejiang Province Science and Technology Commission, handling technology licensing and scientific instruments import and export.

Mr. David Ming He joined Usunco in January 2007 as the Chief Financial Officer. From October 2004 until January 2007 Mr. He served as the Senior Manager of SORL Auto Parts, Inc. (NASDAQ: SORL) in charge of capital market operations, investor relations, SEC filings and corporate internal controls. In his two years with SORL, Mr. He has been instrumental in SORL’s progress in US capital market from an OTC BB company to a NASDAQ Global Market listed company, and also successfully completed a secondary public offering in November 2006. From 1994 to 2001, Mr. He was a senior manager in corporate banking with Credit Agricole Indosuez (now Calyon) in Shanghai. Mr. He holds the designations of Chartered Financial Analyst and Illinois Certified Public Accountant. He received his Master of Science degree in Accountancy in 2004 and Master of Business Administration degree in Finance in 2003 from University of Illinois at Urbana-Champaign. He also received his BA from Shanghai Institute of Foreign Trade in 1992.

All directors are elected to annual terms by the holders of common stock. All directors hold office until the next annual meeting of shareholders and the election and qualification of their successors. Outside directors receive no fee for meetings attended but are reimbursed for expenses. Officers are elected annually by the board of directors and serve at the discretion of the Board.

There are no family relationships (whether by blood, marriage or adoption) between or among the Equicap directors or executive officers or the directors.

The business address of the directors is: 10510 Hillsboro Road, Santa Ana, CA 92705, U.S.A.

Description of Other Officers of the Corporation

All of the officers of the corporation are appointed by the board of directors to serve until the annual meeting of the directors and the election and qualification of their successors. Another officer of Equicap not identified above is as follows:

Mr. Phil Widmann serves as SVP, Global Marketing since the inception of Usunco, and the President of IBC Automotive Products, Inc., a wholly owned subsidiary of Usunco. He has over 27 years experience in senior management and business development, with a strong background in strategic and financial planning, strategic alliances, product and program development. Mr. Widmann has been credited with establishing the global strategic plans for Chinese factories and corporations entering the Global marketplace. Recent entrepreneurial accomplishments include the successful establishment of IBC Automotive as an internationally recognized company. Before forming and building his own company, he worked in senior management with Century Automotive Mfg., Inc. and led the company in establishing its global business plan, creating internal infrastructure, and selecting American management teams. Mr. Widmann spent 24 years in the senior management of Japanese automotive systems suppliers including Hitachi and Nippondenso. From 1984 through 2002 he developed Hitachi’s global service parts marketing plan. He also created programs in product development etc. with all major automotive companies such as Ford, General Motors, Toyota, Nissan, and Honda. Between 1976 and 1983, he established Nippondenso as electronics leader in the North American automotive marketplace.

Code of Ethics

Equicap adopted a code of ethics that applies to its directors, officers and employees and to those of its subsidiaries. A copy of the form of Equicap’s code of ethics is filed as an exhibit to a Report on Form 8-K dated March 9, 2007. Requests for copies of Equicap’s code of ethics should be sent in writing to 10510 Hillsboro Road, Santa Ana, CA 92705, U.S.A., Attention: Secretary.

Indemnification Agreement

Equicap has entered into an indemnification agreement with a former director and officer, Mr. Colligan, dated March 7, 2007. The agreement requires Equicap to indemnify Mr. Colligan against any damages, liabilities, losses, taxes, fines, penalties, costs and expenses that may be sustained by Mr. Colligan in connection with any action he takes while a director or as an agent on behalf of Equicap from March 7, 2007 until March 29, 2007, and in connection with any registration statement of the company for which he is a signatory, if at all.

Board Committees and Meetings

Committees of the Board

The board of directors considers all major decisions. The board has not established any standing committees thereunder. The board has affirmatively determined that Mr. Haining Liu will be an independent director as defined by applicable securities law and corporate governance guidelines.

Not later than 150 days after the closing of the offering on March 9, 2007, the company will have a board of directors consisting of five persons, the majority of which will be independent directors complying with the independent director requirements of NASDAQ. This obligation is pursuant to the stock purchase agreement with the investors. In addition, if Equicap seeks listing of its shares with the NASDAQ Capital Market, then it will have to take action prior to listing to comply with the other corporate governance requirements, including having audit, nominating and executive compensation committees.

The board of directors does not have a nominations committee because there are a limited number of directors, and the board believes that shareholder suggestions would be known to the entire board if and when communicated to the company. As such, the board of directors believes there will be sufficient communication by shareholders with the board about matters and nominees to be brought to its attention.

The board of directors functions as an audit committee and performs some of the same functions as an audit committee including: (1) selection and oversight of our independent accountant; (2) establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal controls and auditing matters; and (3) engaging outside advisors. The company is not a "listed company" under SEC rules and is therefore not required to have an audit committee comprised of independent directors. The board has determined that its members do not include a person who is an "audit committee financial expert" within the meaning of the rules and regulations of the SEC. The board has determined, however, that each of its members is able to read and understand fundamental financial statements and has substantial business experience that results in that member's financial sophistication. Accordingly, the board believes that each of its members have the sufficient knowledge and experience necessary to fulfill the duties and obligations that an audit committee would have.

Meetings. The board met once during fiscal year ended June 30, 2006. Each director attended all of the meetings held by the board during the period that he served as a director of Equicap.

Director Compensation

For the fiscal years ended June 30, 2005 and 2006 each of the current Equicap’s directors who were former directors of Usunco received no compensation for their service as directors.

Equicap intends to compensate each outside director with 50,000 shares of the company’s common stock or options to purchase 50,000 shares of the company’s common stock, vesting over 3 years.

Equicap does not compensate directors for attending meetings but does reimburse them for their out-of-pocket expenses for attending meetings.

Management Compensation

The following table provides information concerning compensation earned by the officers of Equicap who were the former management of Usunco.

SUMMARY COMPENSATION TABLE
Name and principal position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Stock Awards ($) (e)	Option Awards ($) (f)	Non-Equity Incentive Plan Compensation ($) (g)	Nonqualified Deferred Compensation Earnings ($) (h)	All Other Compensation ($) (i)	Total ($) (j)
Peter Wang, Chairman, President	2006	--	--	--	--	--	--	--	--
Jason Lu, Chief Executive Officer	2006	--	--	--	--	--	--	--	--
David Ming He, Chief Financial Officer	2006	--	--	--	--	--	--	--	--

There are no equity awards for the fiscal year ended June 30, 2006. In the future, Equicap expects that equity shares will be a part of compensation for executives and other employees and consultants.

2006 Stock Option Plan

Usunco adopted its 2006 Stock Option Plan on May 18, 2006 by the board of directors and approved by the shareholders on May 18, 2006. The plan provides for the issuance of up to 1,970,698 shares of common stock under incentive or nonstatutory stock options. The plan is administered by the board of directors. The board of directors, at the time of a grant, will determine the type of option, the exercise price, vesting schedule, and expiration date, as well as any other terms of the grant. The minimum exercise price of incentive stock option cannot be less than 75% (or 100% if granted to an Employee who, at the time of grant of such option, owns stock representing more than ten percent (10%) of the voting power of all classes of stock of the company or any parent or subsidiary) of the fair market value on the date of the grant, and the minimum exercise price of nonstatutory stock option cannot be less than 100% of the fair market value on the date of the grant. Incentive stock options may be granted only to employees, otherwise options may be granted to officers, directors, employees and consultants, or collectively “Service Providers”. No stock options were awarded during the fiscal year ended June 30, 2006. Currently, there are 366,550 shares which Usunco has committed to issue as incentive stock option grants under the plan at an average weighted exercise of $1.065 per share. The company plans to take steps to provide any options that were committed to be issued under this plan are modified to provide that they will be issued under a plan under which the shares to be issued will be those of Equicap rather than Usunco.

Employment Contracts

Currently, all employees of Equicap are employed on “at will” employment agreements except Mr. David Ming He, the Chief Financial Officer, who has signed an employment agreement with the company. The company intends to establish formal employment contracts for certain other key employees in the future.

The employment agreement with Mr. He provides for a term of employment ending January 2012, unless terminated in accordance with the agreement. Mr. He will devote substantially all of his employment time and attention to the affairs of the company. Mr. He will report to the Chief Executive Officer. He will be entitled to a base salary of $48,000 which will be reviewed annually by the Chief Executive Officer or the compensation committee if there is one to determine if increases should be made in light of the size and performance of the company. There is provided a 10% increase on January 15, 2009. Mr. He is entitled to a bonus in each of the fiscal years during the term of the agreement, and may be in the form of cash, stock options or stock. Mr. He will also be eligible to participate in the stock option and similar plans of the company. He will be granted an option for 183,275 shares of common stock, of which one third will vest each 12 months after the commencement of employment and the balance will pro rate each month thereafter. Mr. He will be provided insurance under the company health plans or paid $1,000 in respect of premiums if not so covered. He will also be entitled to $1,000 per month as a non accountable expense account, in addition to reimbursement for all other actual travel and other business related expenses. The employment agreement provides for non-competition and non-solicitation restrictions, confidentiality obligations and restrictions on engaging in other employment. In the event of termination without cause or for good reason by the executive or upon a change of control, Mr. He will be paid the consideration due for the balance of the employment period of the contract, bonuses for the prior and current year of termination and insurance coverage.

Executive Compensation Determination

It is the intention of Equicap to determine executive compensation by a decision of the majority of the independent directors, at a meeting at which the chief executive officer will not be present. In the future, the board may establish a compensation committee.

From time to time key employees may receive a cash bonus as rewards for their job performance that meet or exceed the operation goals and results set up by the board of directors or high-level management. The company will also consider other employee benefits for which it will assume the cost, such as health and dental insurance benefits. The company also will reimburse employees for their travel expenses. The following table lists the compensation the company pays to its executives and key persons for fiscal year 2007. The compensation listed in the following table may be changed based on the decision or resolution from the company’s board of directors or the compensation committee.

Name and Principal Position	Annual Salary or Wages
Peter Wang, Chairman, President	$50,000.00
Jason Lu, Chief Executive Officer	$75,000.00
David Ming He, Chief Financial Officer	$48,000.00
Philip Widmann, Senior Vice President	$45,000.00

Principal Stockholders

The following table sets forth certain information regarding common stock beneficially owned on April 18, 2007, for (i) each stockholder known to be the beneficial owner of 5% or more of the outstanding common stock, (ii) each current executive officer and director, and (iii) all executive officers and directors as a group. The table assumes a total of 28,169,013 shares of common stock outstanding.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned (1)	% of common stock Beneficially Owned
Sinoquest Management Ltd. (2) 75 Shuguang Lu, Building B Hangzhou, 310007 P.R.C.	6,164,343	21.88%
SIJ Holding Ltd. 75 Shuguang Lu, Building B Hangzhou, 310007 P.R.C.	2,719,563	9.65%
Peter Wang (2) 10510 Hillsboro Road Santa Ana, CA 92705 U.S.A.	2,928,063	10.39%
Haining Liu Huanchen Beilu Hangzhou, 310007 P.R.C.	-	*
Jason Zhongyuan Lu 10510 Hillsboro Road Santa Ana, CA 92705 U.S.A.	5,141,945	18.25%
David Ming He (3) 10510 Hillsboro Road Santa Ana, CA 92705 U.S.A.	-	*
Philip Widmann 10510 Hillsboro Road Santa Ana, CA 92705 U.S.A.	2,690,397	9.55%
Pinnacle China Fund, L.P.(4) 4965 Preston Park Blvd. Suite 240 Plano, TX 75093	2,816,902	10.0%
The Pinnacle Fund, LP(5) 4965 Preston Park Blvd. Suite 240 Plano, TX 75093	1,408,451	5.0%
Jayhawk Private Equity Fund, L.P.(6) c/o Genesis Fund Service Limited 5410 West 61st Place Suite 100 Mission, KS 66205	1,586,368	5.6%
All Directors and Executive Officers as a Group (4 persons) (7)	8,070,008	28.65%

_______________________

*	Less than 1%

(1)
Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, which include holding voting and investment power with respect to the securities. Shares of common stock subject to options or warrants currently exercisable, or exercisable within 60 days, are deemed outstanding for computing the percentage of the total number of shares beneficially owned by the designated person, but are not deemed outstanding for computing the percentage for any other person.

(2)	Peter Wang has a 47.5% beneficial ownership in Sinoquest Management Limited.

(3)	David Ming He has been granted options to purchase 183,275 shares at an exercise price of $1.065 per share, none of which will vest and become exercisable within 60 days.

(4)
Mr. Barry M. Kitt, the Manager of Kitt China Management, LLC, the Manager of Pinnacle China Management, L.L.C., the General Partner of Pinnacle China Advisors, L.P., the General Partner of Pinnacle China Fund, L.P. has dispositive and voting power over the shares.

(5)
Mr. Barry M. Kitt, the Sole Member, Pinnacle Fund Management, L.L.C., the General Partner of Pinnacle Advisers, L.P., the General Partner of the Pinnacle Fund, L.P. has dispositive and voting power over the shares.

(6)	Mr. Kent C. McCarthy has dispositive and voting power over the shares held by Jayhawk Private Equity Fund, L.P.

(7)	Consists of Peter Wang, Haining Liu, Jason Zhongyuan Lu and David Ming He.

Description of Securities

General

Equicap’s articles of incorporation provide that it is authorized to issue up to 100,000,000 shares of common stock, $.001 par value per share, and 10,000,000 shares of preferred stock, $.001 par value per share. As of April 18, 2007, there were 28,169,013 shares of common stock outstanding. No shares of preferred stock were issued and outstanding. Nevada law allows Equicap board of directors to issue shares of common stock and preferred stock up to the total amount of authorized shares without obtaining the prior approval of shareholders.

The following description of the common stock, preferred stock, and warrants summarizes the material provisions of each and is qualified in its entirety by the provisions of articles of incorporation, bylaws, and warrant agreements, copies of which will be provided by us upon request.

Common stock

Holders of issued and outstanding common stock, have the following rights and privileges in general:

•	the right to one vote for each share held of record on all matters submitted to a vote of the stockholders, including the election of directors,

•	no cumulative voting rights, which means that holders of a majority of shares outstanding can elect all of the directors,

•
the right to receive ratably dividends when, if and as may be declared by the board of directors out of funds legally available for such purposes, subject to the senior rights of any holders of preferred stock then outstanding,

•	the right to share ratably in the net assets legally available for distribution to common stockholders after the payment of liabilities on its liquidation, dissolution and winding-up, and

•	no preemptive or conversion rights or other subscription rights, and no redemption privileges.

All outstanding shares of common stock are fully paid and nonassessable.

Preferred Stock

The preferred stock may be issued from time to time by its board of directors, without further action by its stockholders, in one or more series. The board can fix the relative designations, preferences, priorities, powers and other special rights for each series of preferred stock.

Equicap believes that the preferred stock will provide it with increased flexibility in structuring possible future financings and acquisitions and in meeting other corporate needs that might arise. Although the board of directors currently has no intention to issue preferred stock, in the event of any issuance, its common stockholders will not have any preemptive or similar rights to acquire any of the preferred stock. Issuances of preferred stock could:

•	dilute the voting power of common stockholders,

•	adversely affect the voting power of common stockholders,

•	adversely affect the likelihood that common stockholders will receive dividend payments and payments on liquidation, and

•	have the effect of delaying or preventing a change in shareholder and management control.

Agent Warrants

In connection with the Offering consummated March 9, 2007, Equicap issued to vFinance Investments, Inc., the Agent Warrant which provides for the acquisition of up to 422,535 shares of common stock. The Agent Warrant vests over three years, and once vested is exercisable in whole or in part from time to time prior to March 6, 2012, at an exercise price of $2.13 per share. In certain circumstances, the Agent Warrant may be exercised on a cashless basis. Upon the expiration of the warrant exercise period each warrant will expire and become void and of no value. The exercise price and number for which the warrant is exercisable are subject to adjustments in certain events such as mergers, reorganizations or stock splits, to prevent dilution. The holder of the warrant will not possess the rights that the shareholders have unless and until the holder exercises the warrants and then only as a holder of the common stock.

vFinance has allocated a portion of the Agent Warrants to certain employees of vFinance.

The shares of common stock underlying the Agent Warrant have registration rights. See “Registration Rights” below.

Make Good Escrow Agreement

In connection with the Offering consummated March 9, 2007, for the benefit of the investors, eight of the former shareholders of Usunco, some of whom are the officers and directors of Equicap, have agreed to place into escrow an aggregate of 10,140,846 shares of common stock issued in the Share Exchange. If the consolidated financial statements of Equicap for the fiscal year ending June 30, 2007, prepared in accordance with United States generally accepted accounting principles, consistently applied, reflect either (i) less than $2,320,000 of after-tax net income or (ii) earnings before income tax provision and before minority interest of less than $3,200,000, then 3,042,254 shares of common stock in escrow will be distributed to the investors on a pro rata basis for no additional consideration. If either (i) the earnings per share reported in the Annual Report on Form 10-KSB of Equicap for the fiscal year ending June 30, 2008 is less than $0.343 on a fully diluted basis (as equitably adjusted for any stock splits, stock combinations, stock dividends or similar transactions), (ii) the earnings per share before income tax provision and before minority interest of the company for the fiscal year ending June 30, 2008, is less than $0.446 on a fully diluted basis (as equitably adjusted for any stock splits, stock combinations, stock dividends or similar transactions), (iii) the after tax net income reported in the Annual Report on Form 10-KSB of the company for the fiscal year ending June 30, 2008, is less than $10,000,000, or (iv) the earnings before income tax provision and before minority interest reported in the Annual Report on Form 10-KSB of the company for the fiscal year ending June 30, 2008, is less than $13,020,000, then 7,098,592 shares of common stock in escrow will be distributed to the investors on a pro rata basis for no additional consideration. For purposes of determining the above amounts, if the release of the make good shares causes a charge, expense or other deduction from the revenues reflected on the Equicap financial statements, then these amounts will be ignored for purposes of the determination of the earnings before income tax provision and before minority interest, after-tax net income and earnings per share amounts. Also, the effects of changes after the closing date in China’s tax law and regulation for the purpose of equalization of taxes between domestic and foreign entities, if any, will be excluded from calculation of the earnings before income tax provision and before minority interest, after-tax net income and earnings per share amounts and any registration penalties accrued or paid, other than for a filing failure, will be excluded as an expense of the company. Any shares not distributed to the investors will be returned to the persons who placed them in escrow. Any make good shares issued to the investors will be subject to the registration rights under the Registration Rights Agreement.

The escrow agent will be Securities Transfer Corporation, and vFinance will have the authority to instruct the escrow agent to distribute the make good shares at the appropriate dates either to the investors or to the depositing shareholders. The distributions are to take place within 10 business days after the filing of the Form 10-KSB (or equivalent) Annual Report with the SEC by Equicap.

While the shares of common stock are in escrow, the eight former equity owners of Usunco who placed them with the escrow agent will have the right to vote the shares and receive the benefits incident to the ownership of the shares, including the right to receive dividends. The investors will have the right to receive the escrowed shares whether or not they hold the shares they acquired in the offering, and they will have the right to assign their rights to receive the shares while they are in escrow.

Registration Rights

In connection with the Offering consummated on March 9, 2007, Equicap granted registration rights to the investors and the holders of the Agent Warrants, and provided for registration rights for certain former principal shareholders of Equicap through piggy-back rights for their respective shares of common stock. Equicap entered into one registration rights agreement with the aforementioned persons. Equicap agreed to register the resale of the 8,450,704 shares of common stock issued to investors in the Offering, the 161,633 shares of common stock issued to vFinance, the 422,535 shares of common stock underlying the Agent Warrant and the 1,161,632 shares held by the former principal shareholders of Equicap. In addition, if the make good shares are distributed to the investors, Equicap will be obligated to register these shares in addition. If any of the above shares are not eligible for registration because of the rules and regulations of the Securities and Exchange Commission, when they are eligible for registration, Equicap will be obligated to take such action to have them registered for resale by the holder by filing successive registration statements. The initial registration statement for resale the common shares must be filed by Equicap within 45 days of the closing date of the Offering and achieve its effectiveness within 150 days of the closing date of the Offering, then Equicap must pay each of, and only, the investors 1% of the share purchase price paid by such investor for each month thereafter that the investors cannot publicly sell the shares of common stock covered by that registration statement The same penalties for the failure to file or have declared effective a registration statement within the stated time periods and maintain its effectiveness also apply to the subsequent required registration statements. The maximum penalties under the liquidated damages provision payable to the investors is 10% of the share purchase price paid by the investors in the Offering. The above timing and number of shares are subject to various conditions, and the registration statements are subject to the rules and regulations of the SEC and the staff interpretations thereof. The registration statements required for the investors and vFinance under the registration rights agreement must be kept effective until all the shares of these parties are sold or may be sold without limitation under Rule 144k.

The former principal shareholders of Equicap who have piggy-back rights also have a demand registration right after all the shares of the investors and vFinance have either been sold or may be sold without limitation under Rule 144k. The company is obliged to keep this registration statement effective until all the shares have been sold or are eligible for sale under Rule 144k.

Lock Up Agreements

Stockholders of Equicap who are the officers and directors or their affiliates on a going forward basis, holding an aggregate of 14,177,989 shares of common stock entered into a lock up agreement under which they will be prohibited from selling or otherwise transferring any of their shares of common stock for a period ending the later of (i) twelve (12) months following the effective date of the initial Registration Statement, or (ii) two years after the consummation of the Share Exchange. In addition, a portion of these shares are subject to the make good agreement which will prevent a portion of these shares from being available for sale until June 30, 2008.

As part of the share exchange transaction between Equicap and Usunco, the former principal stockholders of Equicap have entered into lock up agreements governing an aggregate of 1,161,632 shares which provide that they will not sell or otherwise transfer their shares for a period of 365 days from the closing of the exchange. The lock up is subject to a release of one-twelfth of the shares each month following the closing of the exchange transaction whether or not they are sold.

Dividend Policy

Equicap has not declared or paid any cash dividends on its common stock. It intends to retain any future earnings to finance the growth and development of its business, and therefore it does not anticipate paying any cash dividends on the common stock in the future. The board of directors will determine any future payment of cash dividends depending on the financial condition, results of operations, capital requirements, general business condition and other relevant factors. If the company issues preferred shares, although not currently anticipated, no dividends may be paid on the outstanding common stock until all dividends then due on the outstanding preferred stock will have been paid.

Transfer Agent and Registrar

Equicap has appointed Executive Registrar & Transfer, Inc., Englewood, Colorado, as its registrar and transfer agent of its common stock. The mailing address of the transfer agent is 3615 South Huron Street, Englewood, Colorado 80110.

Limitation of Director Liability; Indemnification

Under Nevada law and the Equicap bylaws, the company is required to indemnify its officers, directors, employees and agents in certain situations. In some instances, a court must approve indemnification. As permitted by Nevada statutes, the articles of incorporation eliminate in certain circumstances the monetary liability of its directors for a breach of their fiduciary duties. These provisions do not eliminate a director’s liability for:

•	a willful failure to deal fairly with us or our shareholders in connection with a matter in which the director has a material conflict of interest,

•	a violation of criminal law unless the director had reasonable cause to believe that his or her conduct was lawful or no reasonable cause to believe that his or her conduct was unlawful,

•	a transaction from which the director derived an improper personal profit, and

•	willful misconduct.

As to indemnification for liabilities arising under the Securities Act of 1933 for directors, officers or persons controlling the company, we have been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy and therefore unenforceable.

Selling Stockholders

Of the 10,196,504 shares of common stock being offered by this prospectus, 9,773,969 shares are issued and outstanding and 422,535 are issuable upon exercise of the Agent Warrants. Equicap is registering the shares of common stock in order to permit the selling stockholders to offer the shares of common stock for resale from time to time. None of the selling stockholders have had any material relationship with the company within the past three years, except as noted below in the table.

The table below lists the selling stockholders and other information regarding the beneficial ownership of the shares of common stock by the selling stockholders. The second column lists the number of shares of common stock beneficially owned by the selling stockholders, based on its ownership of the outstanding common stock or the exercise of the Agent Warrants on that date. The fourth column assumes the sale of all of the shares offered by the selling stockholder pursuant to this prospectus. The fifth column lists the shares of common stock being offered by this prospectus by the selling stockholder.

The selling stockholder may sell all, some or none of their shares in this offering. See “Plan of Distribution.”

	Prior to Offering			After Offering
	Maximum Number of Shares that may be Beneficially Owned	Percentage Of Class	Maximum Number or Shares that may be Sold	Number of Shares Beneficially Owned	Percentage Of Class
Pinnacle China Fund L.P.(1)	2,816,902	10.0%	2,816,902	-0-	-0-
The Pinnacle Fund, LP(2)	1,408,451	5.0%	1,408,451	-0-	-0-
Atlas Capital Master Fund LP(3)	228,873	*	228,873	-0-	-0-
Atlas Capital (Q.P.) LP(4)	123,239	*	123,239	-0-	-0-
Westpark Capital LP(5)	704,225	2.5%	704,225	-0-	-0-
Sandor Capital Master Fund, LP(6)	215,000	*	215,000	-0-	-0-
BTG Investments LLC(7)	141,000	*	141,000	-0-	-0-
Vision Opportunity Master Fund Ltd.(8)	704,225	2.5%	704,225	-0-	-0-
Heller Family Foundation(9)	422,540	1.5%	422,540	-0-	-0-
Jayhawk Private Equity Co-Invest Fund, L.P.(10)	99,881	*	99,881	-0-	-0-
Jayhawk Private Equity Fund, L.P.(10)	1,586,368	5.6%	1,586,368	-0-	-0-
LaPergola Investments Limited(11)	87,166	*	87,166	-0-	-0-
Gaha Ventures, LLC(12)	57,167	*	57,167	-0-	-0-
Fountainhead Capital Partners Limited(13)	813,299	2.9%	813,299	-0-	-0-
G4, LLC(14)	54,000	*	54,000	-0-	-0-
Stephen M. Siedow	150,000	*	150,000	-0-	-0-
vFinance Investments, Inc.(15)(16)	214,682	*	214,682	-0-	-0-
Carmelo E. Triccoli(16)(17)	92,006	*	92,006	-0-	-0-
Jonathan Rich(16)(18)	52,575	*	52,575	-0-	-0-
Sean Martin(16)(19)	224,905	*	224,905	-0-	-0-

*	Less than one percent.

(1)
Mr. Barry M. Kitt, the Manager of Kitt China Management, LLC, the Manager of Pinnacle China Management, L.L.C., the General Partner of Pinnacle China Advisors, L.P., the General Partner of Pinnacle China Fund, L.P., has dispositive and voting power over the shares.

(2)
Mr. Barry M. Kitt, the Sole Member, Pinnacle Fund Management, L.L.C., the General Partner of Pinnacle Advisers, L.P., the General Partner of the Pinnacle Fund, L.P., has dispositive and voting power over the shares.

(3)
Mr. Robert H. Alpert, the President of RHA, Inc., the General Partner of Atlas Capital, L.P., the General Partner of Atlas Capital Offshore Fund, Ltd. for Atlas Capital Master Fund, L.P., has dispositive and voting power over the shares.

(4)
Mr. Robert H. Albert, the President of RHA, Inc., the General Partner of Atlas Capital Management, L.P., the General Partner of Atlas Capital (Q.P.) L.P., has dispositive and voting power over the shares.

(5)	Mr. Patrick J. Brosnahan, General Partner of Westpark Capital, L.P., has dispositive and voting power over the shares. Mr. Brosnahan disclaims beneficial ownership of the shares.

(6)	Mr. John S. Lemak, General Partner of Sandor Capital Master Fund, L.P., has dispositive and voting power over the shares. Mr. Lemak is an affiliate of WFG Investments, Inc., a member of the NASD.

(7)	Mr. Gordon J. Roth, Manager of BTG Investments, LLC, has dispositive and voting power over the shares. BTG Investments, LLC is an affiliate of Roth Capital Partners, LLC, a registered broker-dealer.

(8)	Mr. Adam Benowitz, the portfolio manager of Vision Opportunity Master Fund, Ltd., has dispositive and voting power over the shares.

(9)	Mr. Ronald I. Heller has dispositive and voting power over the shares.

(10)	Mr. Kent L. McCarthy has dispositive and voting power over the shares.

(11)	The board of directors and management of LaPergola Investments Limited exercise dispositive and voting power over the shares.

(12)	Mrs. Jodi Kirsch, the Managing Member of Gaha Ventures, LLC, has dispositive and voting power over the shares.

(13)	The board of directors and management of Fountainhead Capital Partners Limited exercise dispositive and voting power over the shares.

(14)	Mrs. Virginia Casadonte, the Managing Member of G4, LLC, has dispositive and voting power over the shares.

(15)
Mr. Leonard Sokolow, the Chief Executive Officer of vFinance Investments, Inc., has dispositive and voting power over the shares. Includes 155,282 shares which may be acquired upon exercise of the Agent Warrants.

(16)
vFinance Investments, Inc. is a registered broker-dealer with the NASD, and each of Messrs. Troccoli, Rich and Martin are employees of vFinance Investments, Inc. and, therefore, affiliates of a member of the NASD.

(17)	Includes 66,549 shares which may be acquired on exercise of the Agent Warrants.

(18)	Includes 38,028 shares which may be acquired on exercise of the Agent Warrants.

(19)	Includes 162,676 shares which may be acquired on exercise of the Agent Warrants.

Plan of Distribution

The selling stockholders and any of their pledgees, donees, transferees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The Selling Stockholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits investors;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	to cover short sales made after the date that this Registration Statement is declared effective by the Securities and Exchange Commission;

•	broker-dealers may agree with the Selling Stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The Selling Stockholders may also sell shares under Rule 144 under the Securities Act of 1933, if available, rather than under this prospectus.

Broker-dealers engaged by the Selling Stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The Selling Stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

The Selling Stockholders may from time to time pledge or grant a security interest in some or all of the Shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell shares of common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

Upon the company being notified in writing by a Selling Stockholder that any material arrangement has been entered into with a broker-dealer for the sale of common stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of each such Selling Stockholder and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such the shares of common stock were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and (vi) other facts material to the transaction. In addition, upon the company being notified in writing by a Selling Stockholder that a donee or pledgee intends to sell more than 500 shares of common stock, a supplement to this prospectus will be filed if then required in accordance with applicable securities law.

The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, that can be attributed to the sale of the securities will be paid by the Selling Stockholder and/or the purchasers. Each Selling Stockholder has represented and warranted to the company that it acquired the securities subject to this registration statement in the ordinary course of such Selling Stockholder’s business and, at the time of its purchase of such securities such Selling Stockholder had no agreements or understandings, directly or indirectly, with any person to distribute any such securities.

The company has advised each Selling Stockholder that it may not use shares registered on this Registration Statement to cover short sales of common stock made prior to the date on which this Registration Statement shall have been declared effective by the Securities and Exchange Commission. If a Selling Stockholder uses this prospectus for any sale of the common stock, it will be subject to the prospectus delivery requirements of the Securities Act. The Selling Stockholders will be responsible to comply with the applicable provisions of the Securities Act and Exchange Act, and the rules and regulations thereunder promulgated, including, without limitation, Regulation M, as applicable to such Selling Stockholders in connection with resales of their respective shares under this Registration Statement.

The company is required to pay all fees and expenses incident to the registration of the shares, but the company will not receive any proceeds from the sale of the common stock. The company has agreed to indemnify the Selling Stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

Changes in Registrant’s Certifying Accountant

On April 5, 2007, Equicap dismissed Paritz & Company, P.A., as its independent certified public accountants. The decision was approved by the board of directors of the Equicap.

During the company’s fiscal year ended December 31, 2006, and any subsequent interim period preceding the termination, there were no disagreements with Paritz & Company, P.A. on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Paritz & Company, P.A. would have caused Paritz & Company, P.A. to make reference to the subject matter of the disagreements in connection with its report on the financial statements for such years or subsequent interim periods.

In connection with the year ended December 31, 2006, the Report of Independent Registered Public Accounting Firm, issued by Paritz & Company, PA with respect to the company audited financial statements stated the following:

“The accompanying financial statements have been prepared assuming that the company will continue as a going concern. The company has suffered recurring net losses and as of December 31, 2006 its current liabilities and total liabilities exceeded its current assets and total assets by $105,445. These factors raise substantial doubt about the company’s ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.”

In connection with the year ended December 31, 2005, the Report of Independent Registered Public Accounting Firm, issued by Paritz & Company, PA with respect to the company audited financial statements stated the following:

“The accompanying financial statements have been prepared assuming that the company will continue as a going concern. The company has suffered recurring net losses and as of December 31, 2005 its current liabilities and total liabilities exceeded its current assets and total assets by $13,617. These factors raise substantial doubt about the company’s ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.”

Equicap requested that Paritz & Company P.A. furnish it with a letter addressed to the Securities and Exchange Commission stating whether or not it agrees with the company’s statements in this Item 4.01(a). A copy of the letter furnished by Paritz & Company, P.A. in response to that request, dated April 5, 2007, is filed as Exhibit 16.1 to the Form 8-K reporting the change.

On April 5, 2007, Patrizio & Zhao, LLC was engaged as the new independent certified accountants to Equicap. During the two most recent fiscal years and the interim period preceding the engagement of Patrizio & Zhao, LLC, Equicap has not consulted with Patrizio & Zhao, LLC regarding either: (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the company’s financial statements; or (ii) any matter that was either the subject of a disagreement or event identified in paragraph (a)(1)(iv) of Item 304 of Regulation S-B.

Legal Matters

Graubard Miller, will opine as to the validity of the common stock offered by this prospectus and legal matters for us.

Experts

Our audited financial statements for the periods ended June 30, 2005 and 2006 have been included in the registration statement in reliance upon the report of Patrizio & Zhao, LLC , independent registered public accountants appearing in this registration statement, and upon the authority of that firm as experts in accounting and auditing.

Where You Can Find Additional Information

We intend to furnish our stockholders annual reports, which will include financial statements audited by independent accountants, and all other periodic reports as we may determine to furnish or as may be required by law, including Sections 13(a) and 15(d) of the Exchange Act.

We have filed with the SEC a registration statement on Form SB-2 under the Securities Act with respect to the securities offered by this prospectus. This prospectus does not contain all the information set forth in the registration statement and the accompanying exhibits, as permitted by the rules and regulations of the SEC. For further information, please see the registration statement and accompanying exhibits. Statements contained in this prospectus regarding any contract or other document which has been filed as an exhibit to the registration statement are qualified in their entirety by reference to these exhibits for a complete statement of their terms and conditions. The registration statement and the accompanying exhibits may be inspected without charge at the offices of the SEC and copies may be obtained from the SEC’s principal office at 100 F. Street, N.E., Washington, D.C. 20549, upon payment of the fees prescribed by the SEC. Electronic reports and other information filed through the Electronic Data Gathering, Analysis, and Retrieval System, known as EDGAR, are publicly available on the SEC’s website, http://www.sec.gov.

INDEX TO FINANCIAL STATEMENTS

Page
Report of Patrizio & Zhao, LLC, independent accountants	F-2
Audited Consolidated Balance Sheet as of June 30, 2006	F-3
Audited Consolidated Statements of Income and Retained Earnings for the years ended June 30, 2006 and 2005 and for the Period May 14, 2004 (date of Inception) to June 30, 2007	F-4
Audited Consolidated Statements of Cash Flows for the years ended June 30, 2006 and 2005 and for the Period May 14, 2004 (date of Inception) to June 30, 2007	F-5
Notes to Audited Financial Statements	F-6
Unaudited Consolidated Balance Sheet as of December 31, 2006	F-12
Unaudited Consolidated Statements of Income and Retained Earnings for the three and six months ended December 31, 2006 and 2005 and for the Period from May 14, 2004 (Date of Inception) to December 31, 2006
F-13
Unaudited Consolidated Statement of Cash Flows for the six months ended December 31, 2006 and 2005 and for the Period from May 14, 2004 (Date of Inception) to December 31, 2006	F-14
Notes to Unaudited Financial Statements	F-15

Report of Independent Registered Public Accounting Firm

To the board of directors
Usunco Automotive Limited and Subsidiary

We have audited the accompanying consolidated balance sheet of Usunco Automotive Limited and Subsidiary as of June 30, 2006, and the related consolidated statements of income and retained earnings, and cash flows for the year then ended, and the period from May 14, 2004 (date of inception) to June 30, 2006. These consolidated financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Usunco Automotive Limited and Subsidiary as of June 30, 2006, and the results of its operations and its cash flows for the year then ended, and the period from May 14, 2004 (date of inception) to June 30, 2006, in conformity with accounting principles generally accepted in the United States of America.

/S/ PATRIZIO & ZHAO, LLC

Parsippany, New Jersey
October 23, 2006

USUNCO AUTOMOTIVE LIMITED AND SUBSIDIARY
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED BALANCE SHEET

JUNE 30, 2006

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$129,798
Accounts receivable	363,604
Inventory	120,722

Total Current Assets	614,124

Total Assets	$614,124

LIABILITIES AND STOCKHOLDERS’ EQUITY
LIABILITIES
Accounts payable and accrued expenses	$496,405
Taxes payable	39,866
Due to shareholder	2,099

Total Liabilities	538,370

STOCKHOLDERS’ EQUITY
Common stock, $1.00 par value, 50,000 shares authorized, 46,000 shares issued and outstanding	46,000
Stock subscription receivable - iBC	(12,680)
Stock subscriptions receivable - Usunco	(33,120)
Retained earnings	75,554

Total Stockholders’ Equity	75,754

Total Liabilities and Stockholders’ Equity	$614,124

The accompanying notes are an integral part of these consolidated financial statements.

USUNCO AUTOMOTIVE LIMITED AND SUBSIDIARY
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

	For the Year Ended June 30,		For the Period May 14, 2004 (Date of Inception) to June 30,
	2006	2005	2006
REVENUE	$961,632	$-	$961,632
COST OF SALES	758,767	-	758,767
GROSS PROFIT	202,865	-	202,865
EXPENSES
Selling, general and administrative	55,396	-	55,396
INCOME FROM OPERATIONS	147,469	-	147,469
OTHER EXPENSES	30,449	-	30,449
INCOME BEFORE PROVISION FOR INCOME TAXES	117,020	-	117,020
PROVISION FOR INCOME TAX	41,466	-	41,466
NET INCOME	75,554	-	75,554
RETAINED EARNINGS AT BEGINNING OF YEAR	-	-	-
RETAINED EARNINGS AT END OF YEAR	$75,554	$-	$75,554

The accompanying notes are an integral part of these consolidated financial statements.

USUNCO AUTOMOTIVE LIMITED AND SUBSIDIARY
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended June 30,		For the Period May 14, 2004 (Date of Inception) to June 30,
	2006	2005	2006
CASH FLOWS FROM OPERATING ACTIVITIES
Net Income	$75,554	$-	$75,554
Adjustments to reconcile net income to net cash provided by operating activities:
Changes in assets and liabilities:
Accounts receivable	(363,604)	-	(363,604)
Inventory	(120,722)	-	(120,722)
Due to shareholder	2,099	-	2,099
Accounts payable and accrued expenses	496,405	-	496,405
Income taxes payable	39,866	-	39,866
Total Adjustments	54,044	-	54,044
NET CASH PROVIDED BY OPERATING ACTIVITIES	129,598	-	129,598
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from capital stock and subscriptions	200	-	200
Net Cash Provided by Financing Activities	200	-	200
NET INCREASE IN CASH AND CASH EQUIVALENTS	129,798	-	129,798
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	-	-	-
CASH AND CASH EQUIVALENTS AT END OF YEAR	$129,798	$-	$129,798
SUPPLEMENTAL INFORMATION:
CASH PAID FOR INCOME TAXES	$1,600	$-	$1,600
CASH PAID FOR INTEREST	$30,449	$-	$30,449

The accompanying notes are an integral part of these consolidated financial statements.

USUNCO AUTOMOTIVE LIMITED AND SUBSIDIARY
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2006 and 2005

NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

Usunco Automotive Limited and Subsidiary (the “company”) was organized in the British Virgin Islands as a limited liability company on April 24, 2006. The company is a developer and distributor of diesel engines and automotive parts from suppliers in the People’s Republic of China to customers in China, North America and other regions.

On June 18, 2006 Usunco the company acquired 100% of iBC Automotive Products Inc., a California Corporation as of May 14, 2004 (date of inception), through a Share Exchange Agreement of 28% of the company’s shares. The balance sheet reflects the acquisition, but the statements of cash flows and the statements of income and retained earnings reflect only iBC Automotive Parts Inc. operations, since the acquisition occurred at the end of the year.

iBC Automotive Products, Inc. company focuses on distributing diesel engines and automotive electrical parts worldwide.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of Usunco Automotive Limited and Subsidiary and iBC Automotive Products Inc. Significant intercompany accounts and transactions have been eliminated in consolidation.

CASH AND CASH EQUIVALENTS

In accordance with Statement of Financial Accounting Standards No. 95, “Statement of Cash Flows,” the company considers all highly liquid instruments with original maturities of three months or less to be cash and cash equivalents.

ACCOUNTS RECEIVABLE

Trade accounts receivable are stated at the amount management expects to collect from balances outstanding at year-end. Based on management’s assessment of the credit history with customers having outstanding balances and current relationships with them, it has concluded that realization losses on balances outstanding at year-end will be immaterial.

INVENTORY

Inventory is stated at weighted average cost, which takes into account historical prices on a continuing basis.

USUNCO AUTOMOTIVE LIMITED AND SUBSIDIARY
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2006 and 2005
(Continued)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

REVENUE RECOGNITION

The company derives its revenues primarily from sales of diesel engines and automotive electrical parts. Revenues are recognized at point of sale.

RECENT ACCOUNTING PRONOUNCEMENTS

In October 2004, the Emerging Issues Task Force, or EITF, finalized its consensuses on EITF 04-01, “Accounting for Preexisting Relationships between the Parties to a Business Combination”. The consensuses in EITF 04-01 provide guidance on how to account for the settlement of a preexisting relationship and how it affects the accounting of the business combination. EITF 04-01 is effective for business combinations consummated in reporting periods beginning after October 13, 2004. The adoption of this statement did not have material impact on the company’s financial statements.

In December 2004, the Financial Accounting Standards Board, or FASB, issued SFAS No. 123 (Revised 2004) “Share-based Payment” that will require compensation costs related to share-based payment transactions to be recognized in the financial statements. With limited exceptions, the amount of compensation cost will be measured based on the fair value on the date of grant of the equity or liability instruments issued. In addition, the fair value of liability instruments will be remeasured each reporting period. Compensation cost will be recognized over the period that an employee provides services in exchange for the award. In March 2005, the SEC issued Staff Accounting Bulletin 107 which describes the SEC staff’s expectations in determining the assumptions that underlie the fair value estimates and discusses the interaction of SFAS No. 123 (Revised) with existing SEC guidance. In April 2005, the SEC deferred the effective date for SFAS No. 123 (Revised) to the beginning of the first fiscal year that begins after June 15, 2005. The adoption of this statement did not have material impact on the company’s financial statements.

In March 2005, the FASB issued Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligation”, or FIN 47, to clarify that the term “conditional asset retirement obligation” as used in SFAS No. 143 refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. An entity must recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. FIN 47 also defines when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005. The adoption of this statement did not have a material impact on the company’s financial statements.

USUNCO AUTOMOTIVE LIMITED AND SUBSIDIARY
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2006 and 2005
(Continued)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

RECENT ACCOUNTING PRONOUNCEMENTS (cont.)

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections”, which changes the requirements for the accounting and reporting of a change in accounting principle. SFAS No. 154 applies to all voluntary changes in accounting principle as well as to changes required by an accounting pronouncement that does not include specific transition provisions. SFAS No. 154 requires that changes in accounting principle be retrospectively applied. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The company does not believe adoption of this statement will have a material impact on the company’s financial statements.

In June 2005, the FASB issued Staff Position No. 143-1, “Accounting for Electronic Equipment Waste Obligations,” or FSP 143-1 provides guidance on how commercial users and producers of electronic equipment should recognize and measure asset retirement obligations that arise from European Union (“EU”) Directive 2002/96/EC on Waste Electrical and Electronic Equipment (the “Directive”). FSP 143-1 is effective the later of the first reporting period that ends after June 8, 2005 or the date that the EU-member country adopts a law to implement the Directive. The company does not believe adoption of this statement will have a material impact on the company’s financial statement.

In June 2005, the EITF reached a consensus on EITF 05-6, “Determining the Amortization Period for Leasehold Improvements Purchased after Lease Inception or Acquired in a Business Combination”. EITF 05-6 requires leasehold improvements purchased after the beginning of the initial lease term or that are acquired in a business combination to be amortized over the lesser of the useful life of the assets of a term that includes the original lease term plus any renewals that are reasonably assured at the date the leasehold improvements are purchased or acquired. In September 2005, the EITF modified the consensus to clarify that this issue does not apply to preexisting leasehold improvements. This guidance was effective for leasehold improvements purchased or acquired in reporting periods beginning after June 29, 2005. The adoption of this statement did not have a material impact on the company’s financial statements.

In October 2005, the FASB issued Staff Position No. 13-1, “Accounting for Rental Costs Incurred During a Construction Period”, or FSP 13-1 states that rental costs associated with ground or building operating leases incurred during a construction period shall be recognized as rental expense and not capitalized. FSP 13-1 is effective for the first reporting period beginning after December 15, 2005. The company does not believe adoption of this statement will have a material impact on the company’s financial statements.

USUNCO AUTOMOTIVE LIMITED AND SUBSIDIARY
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2006 and 2005
(Continued)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

RECENT ACCOUNTING PRONOUNCEMENTS (cont.)

In November 2005, the FASB issued Staff Position Nos. FAS 115-1 and FAS 124-1, “The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments”. This statement addresses the determination as to when an investment is considered impaired, whether the impairment is other-than-temporary and the measurement of an impairment loss. The statement is effective for reporting periods beginning after December 15, 2005. The company does not believe adoption of this statement will have material impact on the company’s financial statements.

In June 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The company does not believe adoption of this statement will have a material impact on the company’s financial statements.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value and requires enhanced disclosures about fair value measurements. SFAS 157 requires companies to disclose the fair value of its financial instruments according to a fair value hierarchy (i.e., levels 1, 2, and 3, as defined). Additionally, companies are required to provide enhanced disclosure regarding instruments in the level 3 category, including a reconciliation of the beginning and ending balances separately for each major category of assets and liabilities. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The company does not believe adoption of this statement will have a material impact on the company’s financial statements.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of FASB Statements No. 87, 88, 106 and 132®” (“SFAS 158”) requires employers to recognize the overfunded or underfunded status of a defined benefit post-retirement plan as an asset or liability in its statement of financial position. Further, SFAS 158 requires employers to recognize changes in the funded status in the year in which the changes occur through comprehensive income. SFAS 158 is effective for fiscal years ending after December 15, 2006. The company does not believe adoption of this statement will have a material impact on the company’s financial statements.

USUNCO AUTOMOTIVE LIMITED AND SUBSIDIARY
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2006 and 2005
(Continued)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

RECENT ACCOUNTING PRONOUNCEMENTS (cont.)

In September 2006, the SEC issued Staff Accounting Bulletin No. 108 “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). SAB 108 provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. The SEC staff believes that registrants should quantify errors using both a balance sheet and income statement approach and evaluate whether either approach results in quantifying misstatement that, when all relevant quantitative and qualitative factors considered, is material. SAB 108 is effective for fiscal years ending on or after November 15, 2006, with early application encouraged. The company does not believe that SAB 108 will have a material impact on its financial position or results of operations.

In June 2006, the FASB ratified the consensus reached by the EITF related to ETIF Issue No. 06-5 “Accounting for Purchases of Life Insurance - Determining the Amount That Could Be Realized in Accordance with FASB Technical Bulletin No. 85-4, Accounting for Purchases of Life insurance” (“EITF 06-5”), which requires that a policyholder consider additional amounts included in the contractual terms of the policy in determining the amount that could be realized under the life insurance policy. EITF 06-5 provides additional guidance for determining the amount to be realized, including the policy level for which the analysis should be performed, amounts excluded and measurement criteria. EITF 06-5 is effective for fiscal years beginning after December 15, 2006. The company does not believe adoption of this statement will have a material impact on the company’s financial statements.

ADVERTISING COSTS

The company expenses the cost of advertising as incurred. Advertising costs for the year ended June 30, 2006 were insignificant.

INCOME TAXES

Deferred income taxes are computed using the asset and liability method, such that deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between financial reporting amounts and the tax basis of existing assets and liabilities based on currently enacted tax laws and tax rates in effect in the United States of America for the periods in which the differences are expected to reverse. Income tax expense is the tax payable for the period plus the change during the period in deferred income taxes. A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. No differences were noted between the book and tax bases of the company’s assets and liabilities, respectively. Therefore, there are no deferred tax assets or liabilities for the year ended June 30, 2006.

USUNCO AUTOMOTIVE LIMITED AND SUBSIDIARY
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2006 and 2005
(Continued)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

FAIR VALUE OF FINANCIAL INSTRUMENTS

The company considers the carrying amounts reported in the consolidated Balance Sheet for current assets and current liabilities qualifying as financial instruments and approximating fair value.

USE OF ESTIMATES

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses, and related disclosures at the date of the financial statements and during the reporting period. Actual results could differ from those estimates.

NOTE 3 - INVENTORY

Inventory at June 30, 2006 consisted of the following:

Starters	$83,101
Alternators	36,360
Parts and supplies	1,261
Total	$120,722

NOTE 4 - RENTAL EXPENSE

The company’s office site is located in the state of California. Rental expense for the year ended June 30, 2006 was $-0-.

NOTE 5 - RISK FACTORS

The company had 3 major vendors who provided over 76.5% of the company purchases for the year ended June 30, 2006.

3 major customers accounted for 77.6% of the net revenue for the years ended June 30, 2006.

The company’s Articles of Association stipulate that shares which are not fully paid for on issue are subject to forfeiture provisions set forth in the regulation and for this purpose shares issued for a promissory note, other written obligation to contribute money or property or a contract for future services are deemed to be not fully paid.

NOTE 6 - CONCENTRATIONS OF CREDIT RISK

Financial instruments which potentially subject the company to credit risk consist principally of cash on deposit with financial institutions of $29,798.

USUNCO AUTOMOTIVE LIMITED AND SUBSIDIARY
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED BALANCE SHEET

AS OF DECEMBER 31, 2006
(UNAUDITED)

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$59,879
Accounts receivable	254,347
Inventory	63,504
Prepaid expenses	20,000

Total Current Assets	397,730

Total Assets	$397,730

LIABILITIES AND STOCKHOLDERS’ EQUITY
LIABILITIES
Accounts payable and accrued expenses	$319,115
Taxes payable	39,866
Due to shareholder	29,229

Total Liabilities	388,210

STOCKHOLDERS’ EQUITY
Common stock, $1.00 par value, 50,000 shares authorized, 46,000 shares issued and outstanding	46,000
Stock subscriptions receivable - iBC	(12,680)
Stock subscriptions receivable - Usunco	(33,120)
Retained earnings	9,320

Total Stockholders’ Equity	9,520

Total Liabilities and Stockholders’ Equity	$397,730

The accompanying notes are an integral part of these consolidated financial statements.

USUNCO AUTOMOTIVE LIMITED AND SUBSIDIARY
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED STATEMENTS OF INCOME
AND RETAINED EARNINGS

(UNAUDITED)

	Three Months Ended December 31,		Six Months Ended December 31,		For the Period from May 14, 2004 (Date of Inception) to December 31,
	2006	2005	2006	2005	2006
REVENUE	$336,468	$102,115	$714,096	$129,090	$1,675,728
COST OF SALES	278,872	112,238	664,078	116,477	1,422,845
GROSS PROFIT	57,596	(10,123)	50,018	12,613	252,883
EXPENSES
Selling, general and administrative	59,717	19,208	116,252	20,087	171,648
LOSS FROM OPERATIONS	(2,121)	(29,331)	(66,234)	(7,474)	81,235
OTHER EXPENSES	-	-	-	-	30,449
INCOME BEFORE PROVISION FOR INCOME TAXES	(2,121)	(29,331)	(66,234)	(7,474)	50,786
PROVISION FOR INCOME TAX	-	-	-	-	41,466
NET LOSS	(2,121)	(29,331)	(66,234)	(7,474)	9,320
RETAINED EARNINGS (DEFICIT) AT BEGINNING OF PERIOD	11,441	21,857	75,554	-	-
RETAINED EARNINGS (DEFICIT) AT END OF PERIOD	$9,320	$(7,474)	$9,320	$(7,474)	$9,320

The accompanying notes are an integral part of these consolidated financial statements.

USUNCO AUTOMOTIVE LIMITED AND SUBSIDIARY
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	Six Months Ended December 31,		For the Period May 14, 2004 (Date of Inception) to December 31,
	2006	2005	2006
CASH FLOWS FROM OPERATING ACTIVITIES
Net (Loss) Income	$(66,234)	$(7,474)	$9,320
Adjustments to reconcile net income to net cash provided by operating activities:
Changes in assets and liabilities:
Accounts receivables	109,257	(39,587)	(254,347)
Inventory	57,217	(71,904)	(63,504)
Due to shareholder	27,130	-	29,229
Accounts payable and accrued expenses	(177,289)	122,379	358,981
Prepaid expenses	(20,000)	-	(20,000)
Total Adjustments	(3,685)	10,888	50,359
NET CASH PROVIDED BY OPERATING ACTIVITIES	(69,919)	3,414	59,679
CASH FLOWS FROM FINANCING ACTIVITIES
Investment by owner	-	1,789	200
Net Cash Provided by Financing Activities	-	1,789	200
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(69,919)	5,203	59,879
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	129,798	-	-
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$59,879	$5,203	$59,879
CASH PAID FOR INCOME TAXES	-	-	-
CASH PAID FOR INTEREST	-	-	-

The accompanying notes are an integral part of these consolidated financial statements.

USUNCO AUTOMOTIVE LIMITED AND SUBSIDIARY
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2005
(UNAUDITED)

NOTE 1 - INTERIM FINANCIAL STATEMENTS

These interim financial statements should be read in conjunction with the audited financial statements for the year ended June 30, 2006, as not all disclosures required by generally accepted accounting principles for annual financial statements are presented. The interim financial statements follow the same accounting policies and methods of computations as the audited financial statements for the year ended June 30, 2006.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying unaudited financial statements have been prepared in accordance with generally accepted accounting principals (GAAP) applicable to interim financial information and with the requirements of Form 10-QSB and Item 310 of Regulation S-B of the Securities and Exchange Commission. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. Interim results are not necessarily indicative of results for a full year. In the opinion of management, all adjustments considered necessary for a fair presentation of the financial position and the results of operations and cash flows for the interim periods have been included.

RECENT ACCOUNTING PRONOUNCEMENTS

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value and requires enhanced disclosures about fair value measurements. SFAS 157 requires companies to disclose the fair value of its financial instruments according to a fair value hierarchy (i.e., levels 1, 2, and 3, as defined). Additionally, companies are required to provide enhanced disclosure regarding instruments in the level 3 category, including a reconciliation of the beginning and ending balances separately for each major category of assets and liabilities. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The company does not believe adoption of this statement will have a material impact on the company’s financial statements.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of FASB Statements No. 87, 88, 106 and 132®” (“SFAS 158”) requires employers to recognize the overfunded or underfunded status of a defined benefit post-retirement plan as an asset or liability in its statement of financial position. Further, SFAS 158 requires employers to recognize changes in the funded status in the year in which the changes occur through comprehensive income. SFAS 158 is effective for fiscal years ending after December 15, 2006. The company does not believe adoption of this statement will have a material impact on the company’s financial statements.

USUNCO AUTOMOTIVE LIMITED AND SUBSIDIARY
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2005
(UNAUDITED)
(Continued)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

RECENT ACCOUNTING PRONOUNCEMENTS (cont.)

In September 2006, the SEC issued Staff Accounting Bulletin No. 108 “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). SAB 108 provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. The SEC staff believes that registrants should quantify errors using both a balance sheet and income statement approach and evaluate whether either approach results in quantifying misstatement that, when all relevant quantitative and qualitative factors considered, is material. SAB 108 is effective for fiscal years ending on or after November 15, 2006, with early application encouraged. The company does not believe that SAB 108 will have a material impact on its financial position or results of operations.

In June 2006, the FASB ratified the consensus reached by the EITF related to EITF Issue No. 06-5 “Accounting for Purchases of Life Insurance - Determining the Amount That Could Be Realized in Accordance with FASB Technical Bulletin No. 85-4, Accounting for Purchases of Life Insurance” (“EITF 06-5”), which requires that a policyholder consider additional amounts included in the contractual terms of the policy in determining the amount that could be realized under the life insurance policy. EITF 06-5 provides additional guidance for determining the amount to be realized, including the policy level for which the analysis should be performed, amounts excluded and measurement criteria. EITF 06-5 is effective for fiscal years beginning after December 15, 2006. The company does not believe adoption of this statement will have a material impact on the company’s financial statements.

NOTE 3 - INVENTORY

Inventory at December 31, 2006 and 2005 consisted of starters, alternators and parts.

NOTE 4 - DUE TO SHAREHOLDER

Amounts due to shareholder consist of advances from the company’s majority shareholders to fund the company’s operations. The amounts are unsecured, non-interest bearing and due upon demand.

NOTE 5 - SUBSEQUENT EVENTS

None.

(b) Pro forma financial statements of business acquired.

The following unaudited pro forma condensed financial statements of Usunco Automotive Ltd. (“Usunco”) have been prepared to indicate how the financial statements of Usunco might have looked if the Merger with Equicap, Inc. and the transactions related to that Merger had occurred as of the beginning of the period presented.

The pro forma condensed financial statements have been prepared using the unaudited historical financial statements of Usunco and Equicap, Inc. as of and for the six months ended December 31, 2006 and for the year ended June 30, 2006.

The pro forma condensed financial statements should be read in conjunction with a reading of the historical financial statements of Usunco and Equicap, Inc. The pro forma condensed financial statements are presented for illustrative purposes only and are not intended to be indicative of actual financial condition or results of operations had the Merger been in effect during the periods presented, or of the financial position or results of operations that may be reported in the future.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The laws of Nevada permit the indemnification of directors, employees, officers and agents of Nevada corporations. Our bylaws provide that we shall indemnify to the fullest extent permitted by Nevada law any person whom we are able to indemnify under that law.

The provisions of Nevada law that authorize indemnification limit their application only to circumstances where the indemnified person acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation and with respect to any criminal action or proceeding had no reasonable cause to believe his conduct was unlawful. The statute does not affect a director’s responsibilities under any other law, such as the federal securities laws.

To the extent that we indemnify our management for liabilities arising under securities laws, we have been informed by the SEC that this indemnification is against public policy and is therefore unenforceable.

ITEM 25. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The estimated expenses payable by us in connection with the distribution of the securities being registered are as follows:

SEC Registration and Filing Fee	$402.71
Legal Fees and Expenses	15,000.00
Accounting Fees and Expenses.	10,000.00
Financial Printing and Engraving.	1,000.00
Blue Sky Fees and Expenses.	2,500.00
Miscellaneous.	1,097.29
TOTAL	$30,000.00

ITEM 26. RECENT SALES OF UNREGISTERED SECURITIES

(A) On December 13, 2005, the Registrant entered into an Amendatory Agreement with Duluth Venture Capital Partners, LLC ("Duluth") with respect to $132,912 in accounts payable owed by the company. Duluth had purchased such accounts payable from the Registrant sole officer and director, Stephen M. Siedow. The accounts payable reflected amounts advanced by Mr. Siedow for accounting, legal and other expenses of the Registrant. Pursuant to the Amendatory Agreement, the Registrant agreed to convert the accounts payable into a Convertible Promissory Note ("Note"). The Note was non-interest bearing, payable on demand and convertible into 600,000 shares of the Registrant's common stock (the "Duluth Shares").

On December 28, 2005, Duluth entered into a Securities Purchase Agreement (the "Purchase Agreement") with La Pergola Investments Ltd. ("La Pergola"), Fountainhead Investments, Inc. ("Fountainhead"), Gaha Ventures, LLC ("Gaha"), and G4, LLC (together with La Pergola, Fountainhead, and Gaha, the "Purchasers"), pursuant to which Duluth agreed to convert the Note and sell all of the Duluth Shares to the Purchasers for a purchase price, in the aggregate, of $492,500. The Duluth Shares represented approximately 60.60% of the then issued and outstanding capital stock of the Registrant calculated on a fully-diluted basis.

In addition, on December 28, 2005, La Pergola, Fountainhead and Gaha acquired 6,333, 6,334 and 6,333 shares of the Registrant's common stock, respectively, from Sheridan Clearing Corporation (collectively, the "Sheridan Shares," and together with the Duluth Shares, the "Shares").

The Purchasers acquired the Shares in the following amounts and own the following respective percentages of the outstanding common stock of the company:

Name	Number of Shares	Percentage of Registrant
LaPergola Investments Ltd.	174,333	17.6%
Fountainhead Investments, Inc.	222,334	22.4%
Gaha Ventures, LLC	114,333	11.5%
G4, LLC	108,000	10.9%

Each Purchaser used his, her or its personal funds or working capital, as applicable, to acquire the Shares from Duluth. None of the Purchasers borrowed any funds to acquire the Shares.

(B)  On March 7, 2007, in connection with a securities exchange agreement for the acquisition of Usunco Automotive Limited, the Registrant entered into an agreement to convert outstanding debt of $100,000 for 702,132 shares of common stock. The shares were issued on the basis that the investor was an accredited investor, under Section 4(2) of the Securities Act of 1933.

(C) On March 7, 2007, the Registrant entered into an securities purchase agreement to sell 8,450,704 shares of common stock to eleven investors, each of which is an accredited investor. In connection with the sale of the common stock to the investors, the Registrant issued 161,633 shares and a warrant to purchase 422,535 shares of common stock to the placement agent (or its designees) in connection with is services for the reverse merger transaction and the private placement. The issuances of the securities was made based on an exemption under Section 4(2) of the Securities Act of 1933. The investors and the placement agent certified that they were accredited investors and had the ability to assess an investment in the Registrant. The Registrant filed a Form D in respect of the offering.

ITEM 27.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

Exhibit No.  Description of Document

4.1	Form of common stock Purchase Warrant Agreement issued to vFinance Investments, Inc., dated March 7, 2007*

5.1	Opinion of Graubard Miller**

10.1	Form of Securities Purchase Agreement with investors, dated March 7, 2007*

10.2	Form of Lock-up Agreement for certain management persons, dated March 7, 2007*

10.3	Form of Make Good Escrow Agreement with certain management persons, vFinance Investments, Inc. and investors, dated March 7, 2007*

10.4.	Form of Registration Rights Agreement with investors, vFinance Investments, Inc. and certain former stockholders of the registrant, dated March 7, 2007*

10.5	Joint Venture Agreement dated July 4, 2006 between Xinchai Holding Group Co., Ltd. and Usunco Automotive Limited in respect of Zhejiang Zhongchai Machinery Co., Ltd.*

10.6	Exclusive Distribution Agreement between Zhejiang Xinchai Holding Group Co. Ltd. and Zhejiang Zhongchai Machinery Co., Ltd., dated as of January 28, 2007*

10.7	Share Exchange Agreement dated March 7, 2007, among Usunco Automotive Limited and the stockholders of Usunco Automotive Limited and Equicap, Inc.*

10.8	Convertible Note Conversion Agreement dated March 7, 2007, between Equicap and Fountainhead Capital Partners Limited*

10.9	Consulting Agreement with Fountainhead Capital Partners Limited dated March 7, 2007*

10.10	Indemnification Agreement between Equicap and Mr. Thomas W. Colligan, dated March 7, 2007*

10.11	Escrow Agreement, dated March 2, 2007*

10.12	Lock-up Agreement with former Equicap persons*

23.1	Consent of Patrizio & Zhao, LLC**

23.2	Consent of Graubard Miller (Contained in Exhibit 5.1)**

_____________________

* Incorporated by reference from Form 8-K, Current Report, Event dated March 9, 2007
** Filed herewith

ITEM 28. UNDERTAKINGS

The undersigned issuer undertakes:

(a) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to:

(1) include any prospectus required by section 10(a)(3) of the Securities Act;

(2) reflect in the prospectus any facts or events arising after the effective date of the registration statement;

(3) include any additional or changed material information regarding the plan of distribution;

(4) for determining liability under the Securities Act, we will treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time shall be deemed to be the initial bona fide offering; and

(5) file a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

(b) As indemnification for liability arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant under the above provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by any director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c) We undertake:

(1)  For the purpose of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by us under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered in the prospectus and the offering of such securities at that time shall be deemed to be the initial bona fide offering of the securities.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing this Registration Statement on Form SB-2 and authorized this Registration Statement to be signed on its behalf by the undersigned, hereunto duly authorized, in Santa Ana, California on April 18, 2007.

EQUICAP, INC.

By:	/s/ Peter Wang
Name: Peter Wang
Title: President (Principal Executive Officer)

Pursuant to the requirements of the Securities Act of 1933, this Form SB-2 registration statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ Peter Wang	Chairman and President	April 18, 2007
Peter Wang	(Principal Executive Officer)

/s/ Jason Lu	Chief Executive Officer,	April 18, 2007
Jason Lu	and Director

/s/ David Ming He	Chief Financial Officer	April 18, 2007
David Ming He	(Principal Financial Officer
and Principal Accounting Officer)
/s/ Haining Liu	Director	April 18, 2007
Haining Liu

Exhibit Index

Exhibit No.  Description of Document

4.1	Form of common stock Purchase Warrant Agreement issued to vFinance Investments, Inc., dated March 7, 2007*

5.1	Opinion of Graubard Miller**

10.1	Form of Securities Purchase Agreement with investors, dated March 7, 2007*

10.2	Form of Lock-up Agreement for certain management persons, dated March 7, 2007*

10.3	Form of Make Good Escrow Agreement with certain management persons, vFinance Investments, Inc. and investors, dated March 7, 2007*

10.4.	Form of Registration Rights Agreement with investors, vFinance Investments, Inc. and certain former stockholders of the registrant, dated March 7, 2007*

10.5	Joint Venture Agreement dated July 4, 2006 between Xinchai Holding Group Co., Ltd. and Usunco Automotive Limited in respect of Zhejiang Zhongchai Machinery Co., Ltd.*

10.6	Exclusive Distribution Agreement between Zhejiang Xinchai Holding Group Co. Ltd. and Zhejiang Zhongchai Machinery Co., Ltd., dated as of January 28, 2007*

10.7	Share Exchange Agreement dated March 7, 2007, among Usunco Automotive Limited and the stockholders of Usunco Automotive Limited and Equicap, Inc.*

10.8	Convertible Note Conversion Agreement dated March 7, 2007, between Equicap and Fountainhead Capital Partners Limited*

10.9	Consulting Agreement with Fountainhead Capital Partners Limited dated March 7, 2007*

10.10	Indemnification Agreement between Equicap and Mr. Thomas W. Colligan, dated March 7, 2007*

10.11	Escrow Agreement, dated March 2, 2007*

10.12	Lock-up Agreement with former Equicap persons*

23.1	Consent of Patrizio & Zhao, LLC**

23.2	Consent of Graubard Miller (Contained in Exhibit 5.1)**

_____________________

* Incorporated by reference from Form 8-K, Current Report, Event dated March 9, 2007
** Filed herewith